Exhibit 99.84

ENTHUSIAST GAMING HOLDINGS INC.

NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL & SPECIAL MEETING
OF HOLDERS OF COMMON SHARES

TO BE HELD ON JANUARY 20, 2021

This Notice and Management Information Circular is furnished in connection with the solicitation by the management of Enthusiast Gaming Holdings Inc. of proxies to be voted at the annual general and special meeting of holders of common shares.

To be held using a virtual meeting format at:

http://meetingconnectsales.adobeconnect.com/eglxagm/
9:00 a.m. (Toronto Time)

ENTHUSIAST GAMING HOLDINGS INC.
NOTICE OF ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual general and special meeting (the “Meeting”) of the shareholders of Enthusiast Gaming Holdings Inc. (the “Company”) will be held on January 20, 2021, at 9:00 a.m. (Toronto Time). Due to the public health impact of the coronavirus outbreak (COVID-19) and the measures enacted in response by the federal and provincial governments, and the City of Toronto, and in consideration of the health and safety of our shareholders, team members and the broader communities, the Meeting will be held in a virtual meeting format only, by way of a live webcast using the Adobe Connect platform, hosted by Accutel Conferencing, by logging into the URL at http://meetingconnectsales.adobeconnect.com/eglxagm/. Shareholders will not be able to attend the Meeting in person. All shareholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. At the Meeting, registered shareholders and duly appointed proxyholders will have the opportunity to ask questions and vote on matters properly brought before the Meeting.

The Meeting is being held for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company as at and for the year ended December 31, 2019, together with the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint KPMG LLP as the auditors of the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to consider and, if thought advisable, approve an ordinary resolution ratifying and approving the Company’s proposed Stock Option Plan, and the prior grant of an aggregate of 743,671 options granted thereunder, as more particularly described in the accompanying management information circular;

5.	to consider and, if thought advisable, approve an ordinary resolution ratifying and approving the Company’s proposed Share Unit Plan, and the prior award of an aggregate of 1,251,162 restricted share units awarded thereunder, as more particularly described in the accompanying management information circular; and

6.	to transact such other business as may be properly brought before the Meeting.

Terms not defined herein are defined in the accompanying management information circular (the “Management Information Circular”). The Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

We will advise by press release if there are any important updates related to the Meeting as a result of COVID-19. The Company may take additional precautionary measures in response to further developments regarding COVID-19 which may potentially include changing the details of the Meeting, or adjourning or postponing the Meeting.

Only persons registered as shareholders of the Company as of the close of business on December 15, 2020, are entitled to receive notice of the Meeting.

DATED this 23rd day of December 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Alex Macdonald”
Alex Macdonald
Chief Financial Officer

A registered shareholder may virtually attend the virtual Meeting or may be represented by a proxyholder. Shareholders who are unable to virtually attend the Meeting are requested to date, sign and return the accompanying instrument of proxy (the “Instrument of Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Instrument of Proxy (or other form of proxy) and the accompanying Management Information Circular. An Instrument of Proxy will not be valid unless it is properly executed and deposited at the offices of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada, no later than 2 business days before the date of the Meeting, or any adjournment(s) or postponement(s) thereof. A person appointed as proxyholder need not be a shareholder of the Company. The time limit for deposit of

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proxies may be waived or extended by the chairman of the Meeting at his sole discretion, without notice.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters that may properly come before the Meeting, or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of the Company know of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through an intermediary, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

The board of directors of the Company has fixed the record date for the Meeting at the close of business on December 15, 2020 (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote such common shares at the Meeting on the basis of 1 vote for each common share held.

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ENTHUSIAST GAMING HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

Note: Shareholders who do not hold their shares in their own name as registered shareholders should read “Advice to Beneficial Shareholders” within for an explanation of their rights.

PURPOSE OF SOLICITATION

This management information circular dated as of December 23, 2020 (the “Management Information Circular”) is provided in connection with the solicitation of proxies by the board of directors (the “Board”) and the management of Enthusiast Gaming Holdings Inc. (the “Company”), for use at the annual general and special meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”), to be held in a virtual meeting format only, by way of a live webcast using the Adobe Connect platform, hosted by Accutel Conferencing, by logging into the URL at http://meetingconnectsales.adobeconnect.com/eglxagm/ on January 20, 2021, at the hour of 9:00 a.m. (Toronto Time), or at any adjournment or postponement thereof, for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, at a nominal cost. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with the Company’s transfer agent as well as brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Company (the “Common Shares”) held of record by such persons. The Company will not reimburse nominees or agents (including brokers holding Common Shares on behalf of clients) of any Shareholder for the cost incurred in obtaining authorization to execute the enclosed form of proxy from their principals. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

This Management Information Circular is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted for, against, or withheld from voting (including the voting on any ballot), as applicable, in accordance with the instructions of the Shareholder, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy (the “Instrument of Proxy”), the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The persons appointed under the Instrument of Proxy furnished by the Company are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Meeting, and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to any matter identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Management Information Circular, the management of the Company knows of no such amendment, variation, or other matter.

In the case of abstentions from, or withholding of, the voting of Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

APPOINTMENT AND REVOCATION OF PROXIES

This solicitation is made by and on behalf of the management of the Company. The persons named in the Instrument of Proxy have been selected by the directors of the Company and have indicated their willingness to represent as proxy the Shareholder who appoints them. A Shareholder has the right to designate a person (who need not be a shareholder of the Company), other than Adrian Montgomery, the Chief Executive Officer and a director of the Company, and Alex Macdonald, the Chief Financial Officer of the Company, the management designees, to attend and represent him or her at the Meeting. Such right may be exercised by inserting in the blank space provided for that purpose on the Instrument of Proxy the name of the person or persons to be designated, or by completing another proper Instrument of Proxy. Such Shareholder should notify the nominee of the appointment, obtain consent to act as proxy and should provide instructions on how the Shareholder’s Common Shares are to be voted. The completed Instrument of Proxy should be delivered to the office of

Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada, no later than 2 business days prior to the Meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived or extended by the chairman of the Meeting at his discretion, without notice.

An Instrument of Proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If an Instrument of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the Instrument of Proxy.

A Shareholder who has given a proxy may revoke it as to any matter at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at its head office at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chair of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a vote (including the voting on any ballot) by a registered Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

PARTICIPATION AT THE VIRTUAL MEETING

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the virtual Meeting is provided below. The Meeting will be held on January 20, 2021, commencing at 9:00 a.m. Toronto Time.

In order to virtually attend the Meeting, registered Shareholders and duly appointed proxyholders (including beneficial owners who have duly appointed themselves as proxyholder) must:

●	Login online at http://meetingconnectsales.adobeconnect.com/eglxagm/

●	There are two ways to connect to the audio portion of the Meeting:

○	if you have a headset, you can use your computer speakers and microphone. You will need to have a reliable internet connection in order to use this method; or

○	you can dial into the audio bridge (Toll Free North America) (+1) 888 396 8061, and when prompted, enter the following passcode: 6302896#.

●	If you would like to connect to the Meeting via your smart phone or tablet, you will need to download the Adobe Connect app from the applicable app store. This is available on Android and iOS platforms. Please download the app well in advance of the Meeting. Once you download the app, you can click on the URL above and it will ask you to open your app to join the Meeting. Clicking on the URL will automatically populate the Meeting URL field in the app.

●	Registered Shareholders and duly appointed proxyholders (including beneficial owners who have duly appointed themselves as proxyholder) accessing the webcast using the Adobe Connect platform, should click on the “Guest” tab, and enter their name exactly as duly appointed and/or registered with the Company’s transfer agent prior to the Meeting, as described further in this Management Information Circular. This is the same process if you join the Meeting webcast via computer, smart phone or tablet.

Registered Shareholders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. All voting will be conducted online, via the voting feature in the webcast platform. When it is time to vote, a question will appear on the screen.

You will select your answer and they will be tabulated in real time. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to login to the Meeting online and complete the check-in procedures. Note that even if you plan to virtually attend the Meeting, you may still vote by proxy ahead of time.

For technical assistance, either prior to or during the Meeting, you can contact Lissa Romano at Accutel Conferencing via phone at 416.275.5640 or email lromano@accutel.com.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions regarding the voting of their Common Shares are properly communicated to the appropriate person (or that the Common Shares are duly registered in their name) well in advance of the Meeting.

Existing applicable regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is often substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form (or a voting instruction form from their broker or other intermediary (or an agent or nominee thereof)) cannot use such form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge or such broker or other intermediary (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge or such other broker or other intermediary) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the applicable form of proxy provided to them and return the same to their broker or other intermediary (or the broker’s or intermediary’s agent) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company, through its transfer agent, is sending proxy-related materials directly to NOBOs in accordance with NI 54-101, and does not intend to pay for intermediaries to send the proxy-related materials to OBOs. Accordingly, OBOs are reminded that they will not receive the proxy-related materials unless the intermediary assumes the cost of delivery.

These proxy-related materials are being sent to both registered and non-registered owners of the Common Shares. If you are a NOBO, the Company (through its transfer agent) has sent these proxy-related materials directly to you, and your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed request for voting instructions.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

CURRENCY

In this Management Information Circular, unless otherwise noted, CAD$ means Canadian dollars.

QUORUM

The articles of the Company (the “Articles”) provide that 1 person who is, or who represents by proxy, a Shareholder shall constitute a quorum for purposes of a meeting of Shareholders.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than (i) the election of directors, (ii) appointment auditors, and (iii) the officers, management, and directors of the Company have been, and/or may be in the future, granted awards under the proposed Stock Option Plan and proposed Share Unit Plan, as described under “Particulars of Matters to be Acted Upon – Approval and Ratification of New Stock Option Plan” and “Particulars of Matters to be Acted Upon – Approval and Ratification of Share Unit Plan”.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has authorized capital consisting of an unlimited number of Common Shares, of which 103,868,113 are issued and outstanding as at the date hereof. In addition, the Company is authorized to issue an unlimited number of preferred shares, issuable in series, none of which are currently issued.

Holders of Common Shares on record at the close of business on December 15, 2020, (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of 1 vote for each Common Share held.

The following table lists the entities who own of record or are known to the Company’s directors or executive officers to beneficially own, control or direct, directly or indirectly, more than 10% of the issued and outstanding Common Shares that are entitled to vote at the Meeting as at the date hereof:

Name and municipality of residence	Number of Common Shares held	Percentage of common shares held
Blue Ant Media Solutions Inc. (Toronto, Ontario)	18,250,000	17.57%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting and no director of the Company has informed management of the Company of any intent to oppose any action to be taken by management at the Meeting.

1.	Management Report

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), the directors will place before the Shareholders at the Meeting the audited financial statements of the Company for the year ended December 31, 2019 and the auditors’ report thereon. Copies of the audited annual financial statements for the year ended December 31, 2019 have been available on SEDAR (www.sedar.com) under the Company’s profile on March 31, 2020. Shareholder approval is not required in relation to the statements.

2.	Election of the Board

Pursuant to the Articles, the Board has been set at 7 directors. It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board. The Company does not contemplate that any of such nominees will be unable to serve as directors. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in his proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

As of the date hereof, the name, municipality, province or state and country of residence of the nominee directors, the number of voting securities of the Company beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation of each director are as follows:

Name, municipality, province or state and country of residence	Number of Common Shares beneficially owned, controlled or directed, directly and indirectly, and percentage of class held(1)	Director since (2)	Principal occupation, business, or employment
Adrian Montgomery(7)	3,198,700	June 27, 2018	Chief Executive Officer of the Company

Toronto, Ontario, Canada	3.08%
Menashe Kestenbaum(3)	1,450,006	August 30, 2019	President of the Company

Toronto, Ontario, Canada	1.40%
Francesco Aquilini(4)	3,362,612	June 27, 2018	Chairman of the Board; Managing Director of Aquilini Investment Group LP(8)

Vancouver, British Columbia, Canada	3.24%
Michael Beckerman(6)(7)	41,666	August 30, 2019	Chief Client Officer of Torstar Corporation(9)

Toronto, Ontario, Canada	0.04%
Alan Friedman(5)(6)(7)	580,727	August 30, 2019	Principal of Bayline Capital Partners;(10) President of Rivonia Capital Inc.(11)

Toronto, Ontario, Canada	0.56%
Ben Colabrese(6)	10,000	August 30, 2019	Executive VP Finance at Rogers Communications Inc. – Toronto Blue Jays(12)

Toronto, Ontario, Canada	0.01%
Robb Chase(14)	0	August 31, 2020	Chief Operating Officer of Blue Ant Media Solutions Inc. (since 2011)(13)

Toronto, Ontario, Canada	0.00%

Notes:

(1)	This information, not being within the knowledge of the Company, has been provided by the individual directors.

(2)	The term of office of each director expires at the next annual meeting of Shareholders.

(3)	Includes 622,450 Common Shares owned by KFPH Vest Holdings Inc., which is owned and controlled by Mr. Kestenbaum.

(4)	Includes 2,962,512 Common Shares owned by GameCo Trust, which is owned and controlled by Mr. Aquilini.

(5)	Includes 316,500 Common Shares owned by Esmys Family Trust, and 62,797 Common Shares and 179,597 options owned by Grayston Capital Investments Inc., which are owned and controlled by Mr. Friedman.

(6)	Member of the audit committee of the Board (the “Audit Committee”).

(7)	Member of the compensation committee of the Board (the “Compensation Committee”).

(8)	Aquilini Investment Group LP is a parent company of several diverse subsidiaries since 1978. Aquilini Investment Group LP is best known for its ownership of the Vancouver Canucks and Rogers Arena.

(9)	Torstar Corporation is a Canadian media and data company, best known for its ownership of the Toronto Star newspaper.

(10)	Bayline Capital Partners is a financial advisory firm that is engaged in providing clients with advisory services relating to fund raising, corporate strategic alternatives and go-public transactions.

(11)	Rivonia Capital Inc. is a Canadian investment firm involved in the business of identifying, financing, structuring, administering and managing opportunities in emerging and developed markets, in the resources, infrastructure, technology and alternative medical sectors.

(12)	Toronto Blue Jays is a major league baseball team wholly-owned by Rogers Communications Inc.

(13)	Blue Ant Media Solutions Inc. is a global producer, television broadcaster and distributor headquartered in Toronto, with offices in the USA, Asia-Pacific, New Zealand and UK.

(14)	Blue Ant Media Solutions Inc., which Robb Chase is the Chief Operating Officer of, holds 18,250,000 (17.57%) Common Shares as of the date hereof.

On August 31, 2020, the Company completed the acquisition (the “Omnia Acquisition”) of 100% of the issued and outstanding shares of Omnia Media, Inc. from Blue Ant Media Solutions Inc. (“Blue Ant”). In connection with the Omnia Acquisition, the Company entered into a nomination rights agreement (the “Nomination Agreement”) with Blue Ant. The Nomination Agreement entitles Blue Ant to nominate a director to the Board until Blue Ant ceases to hold either (i) at least 75% of the 18.25 million Common Shares issued to Blue Ant as part of the consideration for the Omnia Acquisition or (ii) 10% of the issued and outstanding Common Shares.

Pursuant to the Nomination Agreement, Robb Chase, Chief Financial Officer of Blue Ant, was appointed to serve on the Board on August 31, 2020, and is one of the proposed nominees for election as a director of the Company for the ensuing year.

Majority Voting Policy for Election of Directors

Under British Columbia corporate law, to which the Company is subject, director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The Board believes that each of its members should have the confidence and support of the Shareholders. Accordingly, the Company has adopted a majority voting policy (the “Majority Voting Policy”). Each of the nominees for election to the Board at the Meeting has agreed to abide by the Majority Voting Policy, and all future nominees will be required to agree to abide by it. The Majority Voting Policy states that if, in an uncontested election, a director receives an equal or greater number of votes “withheld” than votes “for”, the nominee will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will consider the resignation and, except in exceptional circumstances that would warrant the continued service of the director on the Board, the Board will accept the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered. Within 90 days after the meeting, the Board will make its decision and announce it by news release (a copy of which shall also be provided to the Toronto Stock Exchange (the “TSX”)). If the Board does not accept the resignation of the director, the news release will state the reasons for that decision.

Advance Notice Provisions

Pursuant to the provisions in the Articles requiring advance notice (the “Advance Notice Provisions”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

Nominations of persons for election to the Board may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders (if one of the purposes for which the special meeting was called was the election of directors): (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the Shareholders made in accordance with the provisions of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more Common Shares carrying the right to vote at such meeting or who beneficially owns Common Shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions (summarized below).

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice in proper written form to the Secretary of the Company at the principle executive office of the Company.

To be timely, in the case of an annual meeting of Shareholders, a Nominating Shareholder’s notice to the Secretary of the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting. In no event shall any adjournment or postponement of a meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a)	For each person the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person during the past five years; (iii) the class or series and number of Common Shares which are controlled or which are owned beneficially or of record by the person as of the record date (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (iv) a statement as to whether such person would be “independent” of the Company (as such term is defined under applicable securities laws) if elected as a director at such meeting and the reasons and basis for such determination; (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws; and

(b)	For the Nominating Shareholder giving the notice: (i) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any Common Shares; (ii) the class or series and number of Common Shares which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (iii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws.

The Company may require any such proposed nominee director to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

Pursuant to the Advance Notice Provisions, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Provisions no later than the close of business on December 18, 2020. No such nominations have been received by the Company prior to the date hereof.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company or any personal holding company of such person has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or, (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

3.	Appointment of Auditors

On October 23, 2020, the Board, on the recommendation of the Audit Committee, resolved to propose to Shareholders that KPMG LLP (“KPMG”) be appointed as the auditors of the Company effective as of the date of the Meeting.

MNP LLP (“MNP”) has been the Company’s auditors since June 27, 2018. In 2020, the Audit Committee conducted a request for proposal process. As a result of that process, the Audit Committee ultimately recommended to the Board that KPMG be appointed as auditors of the Company.

While the Company has been satisfied by the work of MNP, the Audit Committee recommended that KPMG be appointed as the auditors of the Company. As such, Shareholders will be asked to approve the appointment of KPMG as the Company’s auditors to hold office effective as of the date of their appointment until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

Unless otherwise directed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR the approval of the resolution appointing KPMG as auditors.

In accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a notice of change of auditors has been sent to MNP and KPMG, each of which has provided a letter to the securities regulatory authority in each province where the Company is a reporting issuer stating that they agree with the statements in the notice of change of auditors. Those statements include (i) that there have been no reservations in the reports of MNP on the financial statements of the Company for the financial year ended December 31, 2019 and for the period from June 27, 2018 (date of Company’s incorporation) to December 31, 2018, and (ii) that there have been no reportable events (as defined in NI 51-102).

A reporting package, as defined in NI 51-102, is attached as “Appendix A” to this Management Information Circular and includes the notice of change of auditors and the above-mentioned letters from MNP and KPMG to the applicable securities regulatory authorities.

4.	Approval and Ratification of New Stock Option Plan

The Board has approved the adoption of a new stock option plan (the “Proposed Stock Option Plan”) on January 16, 2020, and amended on December 17, 2020, to replace its previous stock option plan adopted on July 23, 2018 and amended on July 9, 2019 (the “Previous Stock Option Plan”). The Proposed Stock Option Plan was adopted in order to comply with the requirements of the TSX for listed issuers.

Provided that Shareholder approval is obtained at the Meeting, the Proposed Stock Option Plan will replace in its entirety the Previous Stock Option Plan and, except for those specific terms and conditions of the Proposed Stock Option Plan that would, if applied to the options outstanding under the Previous Stock Option Plan, impair the entitlements of the optionees holding such outstanding options, all of the outstanding options previously governed by the Previous Stock Option Plan will be governed by the terms and conditions of the Proposed Stock Option Plan.

The Proposed Stock Option Plan is attached to this Management Information Circular as “Appendix B”, and is subject to TSX and Shareholder approval. Below is a brief overview of the Proposed Stock Option Plan. All capitalized terms used in this section but not defined shall have the meanings ascribed to them in the Proposed Stock Option Plan:

1)	The Board or, if the Board so decides by resolution, a committee appointed by the Board (the “Committee”), may, in its sole discretion, determine the vesting and exercise price provisions of the Proposed Stock Option Plan.

2)	The option term will be determined, at the time of granting the particular option, by the Board, or, as the case may be, the Committee, provided that such term shall not exceed 10 years.

3)	In the event the expiration date of an option falls within a black-out period or within nine (9) trading days following the black-out period, such expiration date will be automatically extended to the tenth (10th) trading day after the end of the black-out period.

4)	Although the Board or the Committee, as the case may be, have the discretion to include performance criteria in the vesting provisions, stock options are not currently intended to be performance-based. However, refer to “Executive Compensation – Compensation Discussion and Analysis” for more information regarding the use of options as part of the compensation for executive officers and directors.

5)	Options cannot be granted below the market value of the Common Shares at the date of grant, such market value corresponding to the volume-weighted average price of the Common Shares on the TSX for the five (5) trading days preceding the date of grant. The price so determined will be rounded up to the next highest cent.

6)	The Company does not generally provide financial assistance in order for participants to exercise their options under the Proposed Stock Option Plan.

7)	Under the Proposed Stock Option Plan, a participant may, in exercising his or her options, provide for payment of the underlying Common Shares by way of selling, at the prevailing market price of the Common Shares on the TSX at the time of such sale, the necessary number of Common Shares issuable upon the exercise of his or her option, in order to pay the applicable exercise price with the resulting proceeds.

8)	The maximum number of Common Shares reserved and available under the Proposed Stock Option Plan issuable in aggregate at any time for grants of options and under any other share based compensation arrangement adopted by the Company is limited to 10% of the issued and outstanding Common Shares, from time to time. Moreover, Common Shares in respect of which an option is granted and exercised, and Common Shares in respect of which an option is granted but not exercised prior to the termination of such option, whether through lapse of time or otherwise, shall thereafter be available for new grants of options granted by the Board under the Proposed Stock Option Plan.

9)	Individual grant limits:

a.	the aggregate number of Common Shares reserved for issuance at any time to any one participant under the Proposed Stock Option Plan shall not exceed 5% of the issued and outstanding Common Shares at such time;

b.	the aggregate number of Common Shares issued under the Proposed Stock Option Plan or any other proposed or established share compensation arrangement to any one insider within any one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

c.	the aggregate number of Common Shares issued to insiders under the Proposed Stock Option Plan or any other proposed or established share compensation arrangement within any one-year period and issuable to insiders at any time under the Proposed Stock Option Plan or any other proposed or established share compensation arrangement shall in each case not exceed 10% of the issued and outstanding Common Shares; and

d.	the number of Common Shares that are issuable to non-employee directors under the Proposed Stock Option Plan and any other equity compensation arrangement, other than deferred share units issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares; or (ii) $150,000 worth of Common Shares annually per participant, of which no more than $100,000 may be in the form of options.

10)	In the case that a Successor Organization would result from a Change of Control, and unless otherwise previously determined by the Board, in the event of a Change in Control, each option that is not converted into or substituted by an Alternative Award of the successor entity will be accelerated to become exercisable immediately prior to such Change in Control event. The Proposed Stock Option Plan contains double trigger provisions for the acceleration of vesting only in the case of termination without cause or resignation for good reason within twelve (12) months after the Change of Control. Accordingly, each exercisable option or Alternative Award would remain exercisable for a period of twenty-four (24) calendar months from the date of termination (other than for cause) or resignation for good reason (but not later than the end of the option term); and each non-exercisable option or Alternative Award would become exercisable upon such termination or resignation for good reason and would remain exercisable for a period of twenty-four (24) calendar months from the date of termination or resignation for good reason (but not later than the end of the option term). Any option or Alternative Award shall expire thereafter.

11)	Directors, officers, consultants, and employees of the Company or its subsidiaries are eligible participants.

12)	The Proposed Stock Option Plan is subject to the Company’s clawback policy.

13)	Stock options are not assignable nor transferable by participants, whether voluntarily or by operation of law, except by will or by the laws of succession.

14)	Unless determined otherwise by the Board, options granted under the Proposed Stock Option Plan will expire at the earlier of the option’s expiry date and:

a.	ninety (90) days after the participant’s resignation. Any unvested option at the time the participant ceases to be an employee or service provider of the Company will be forfeited and cancelled;

b.	on the date the participant was informed by the Company that his or her services are no longer required where such termination occurs for cause. Any option or unexercised part thereof will be forfeited and cancelled on such date;

c.	ninety (90) days after the participant was informed by the Company that his or her services are no longer required where such termination occurs without cause. Any unvested option at the time the participant was so informed will be forfeited and cancelled;

d.	one (1) year after the participant’s death. Any unvested option at the time of the participant’s death will be forfeited and cancelled; or

e.	three (3) years after a participant’s retirement, including for options that become vested over such period of three (3) years, subject to relevant non-competition, non-solicitation and confidentiality provisions. Should a participant, during his or her employment with the Company or within two (2) years following his or her retirement, breach any of the non-competition, non-solicitation or confidentiality provisions, any unexercised vested options would be forfeited and the participant’s unvested options would expire immediately. In the event a participant’s employment or service is terminated by reason of injury or disability, any option granted to the participant may be exercised as the rights to exercise accrue.

15)	Amendment provisions:

Amendment provisions are aligned with market best practices and sound governance. The Board has the discretion to make amendments to the Proposed Stock Option Plan or any option granted without the consent of the participants provided that such amendments do not adversely alter or impair any option previously granted (except certain adjustments provided under the Proposed Stock Option Plan). The Board may amend the Proposed Stock Option Plan at any time without having to obtain Shareholder approval, including, but not limited, to the following changes:

a.	amendments of a “housekeeping nature”;

b.	changes to the vesting provisions of any option;

c.	changing the termination provisions of an option, which does not entail an extension beyond the original expiry date, except for extensions related to a black-out period; and

d.	any adjustment to Common Shares subject to outstanding options, for example in case of a subdivision, consolidation, reclassification, reorganization or other change of Common Shares subject to the Proposed Stock Option Plan.

The Proposed Stock Option Plan also provides that Shareholder and, where applicable, stock exchange and regulatory approvals, must be obtained for the following changes:

a.	any change to the maximum number of Common Shares issuable from treasury under the Proposed Stock Option Plan, including an increase to a fixed maximum number or percentage of Common Shares, or a change from a fixed maximum percentage to a fixed maximum number of Common Shares;

b.	any reduction in the exercise price of granted Common Shares or any cancellation of an option and substitution by a new option with a reduced price;

c.	any extension of the option term beyond the original expiry date, except for extensions related to a black-out period;

d.	any amendment which would allow non-employee directors to be eligible for awards under the Proposed Stock Option Plan on a discretionary basis or an amendment which would increase current limits imposed on non-employee director participation;

e.	any amendments allowing that options granted be transferable or assignable, other than by will or by the laws of succession;

f.	any increase to the maximum number of Common Shares issuable to insiders as a group or individually in a one (1) year period under the Proposed Stock Option Plan or any other proposed or established share based compensation arrangement; and

g.	any amendment to the amendment provisions.

Ratification of Previously Granted Stock Options

Background

After completing a series of transactions throughout 2019 and 2020, including the Omnia Acquisition in August 2020, graduating to the TSX, and augmenting the Company’s senior leadership team, the Company embarked on the next phase of its growth strategy, including setting aspirational financial targets. At that time, the Board also began discussing its management, officer, and director compensation program and methods of further ensuring, inter alia, that the interests of senior management (including new members), officers, and non-executive directors were sufficiently aligned with those of Shareholders.

These discussions culminated in, inter alia, a decision to, in addition to the restricted share units awarded (subject to Shareholder approval) under the proposed Share Unit Plan, which is discussed further below under “Approval and Ratification of Share Unit Plan – Ratification of Previously Awarded SUs”, grant under the Proposed Stock Option Plan, and subject to Shareholder approval, 743,671 options to certain officers, management, and non-executive directors of the Company (the “Granted Options”). The Granted Options are governed by the terms of the Proposed Stock Option Plan. The discussions regarding the grant of the Granted Options, as well as the award of the restricted share units discussed below, first took place among the members of the Compensation Committee, the majority of whom are independent directors, and then with the Board’s remaining independent directors. These discussions covered a variety of considerations, including:

●	the current competitive environment, management and director talent available within the industry and strength of the Company’s current management team, officers, and non-executive directors;

●	the desire to incentivize and motivate the Company’s management, officers, and non-executive directors to continue to lead the Company over the long-term and to create significant Shareholder value in doing so;

●	the importance of ensuring that the Company’s management, officers, and non-executive directors were sufficiently motivated to meet the Company’s aspirational growth targets;

●	what the total size and nature of the awards should be, how the awards should be divided among management, officers, and non-executive directors, and how that size would translate into increased ownership and value for management, officers, and non-executive directors; and

●	how to balance the risks and rewards of the new awards.

Throughout this process, the Compensation Committee used the services of Korn Ferry (the “Compensation Consultant”), which served as the Company’s independent compensation consultant. The Compensation Consultant advised the Compensation Committee on, among other things, vesting criteria, awards quanta, accounting and valuation matters, and how the awards may be perceived by Shareholders and proxy advisory firms. The Compensation Committee also consulted with its legal counsel in connection with the foregoing.

Granted stock options

After engaging in the extensive process described above and arriving at grant terms to which the independent members of the Board agreed, on December 9, 2020 the Board approved, subject to the approval of the Shareholders, the grant of the Granted Options under the Proposed Stock Option Plan to certain officers, management, and non-executive directors of the Company, on the terms described below:

Position	Options	Exercise Price (CAD$)	Expiry Date
Officers	170,457(1)	$3.20	December 9, 2025
	422,385(2)	$3.20	December 9, 2025
Employees (Management)	64,089(2)	$3.20	December 9, 2025
Directors	86,740(2)	$3.20	December 9, 2025

Note:

(1)	Two thirds of the options will vest immediately following Shareholder approval, and the remaining one third will vest on the first anniversary of the grant date.

(2)	One third of the options will vest immediately following Shareholder approval, one third will vest on the first anniversary of the grant date, and the remaining one third will vest on the second anniversary of the grant date.

The Granted Options cannot be exercised until such time that Shareholders have approved and ratified the Proposed Stock Option Plan and the grant of the Granted Options. Should Shareholders fail to approve the Proposed Stock Option Plan and/or the grant of the Granted Options, such Granted Options will be cancelled forthwith.

The total number of the Granted Options granted conditionally on December 9, 2020 was equal to 743,671, which represents 0.72% of the Common Shares issued and outstanding as at the date hereof. Subject to Shareholder approval of the Granted Options above, there remains 5,444,597 Common Shares available for issuance under the Proposed Stock Option Plan as at the date hereof, being 5.24% of the number of Common Shares issued and outstanding.

For a summary of the Previous Stock Option Plan, and the Common Shares issued thereunder as at the date hereof, refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan”.

The TSX has conditionally approved the Proposed Stock Option Plan, subject to Shareholder approval. At the Meeting, the Shareholders will be asked to approve the following by ordinary resolution, with or without variation (the “Proposed Stock Option Plan Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1.	The newly proposed Stock Option Plan (the “Proposed Stock Option Plan”) substantially in the form attached as “Appendix B” and as described in the management information circular of the Company dated December 23, 2020 (the “Management Information Circular”) is hereby approved.

2.	The Company is hereby authorized to continue granting options under the Proposed Stock Option Plan until January 20, 2024, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought.

3.	The prior grant of an aggregate of 743,671 stock options pursuant to the Proposed Stock Option Plan, as more particularly described in the Management Information Circular, be and is hereby ratified and approved.

4.	The adoption and approval of the Proposed Stock Option Plan by the board of directors of the Company is hereby ratified and approved, and any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board recommends that Shareholders vote FOR the Proposed Stock Option Plan Resolution set out above. You may either vote for approval of the Proposed Stock Option Plan Resolution, as described above, or you can vote against. Unless otherwise instructed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR the approval of the Proposed Stock Option Plan Resolution.

5.	Approval and Ratification of Share Unit Plan

The Board has approved the adoption of a Share Unit Plan (the “SU Plan”) on November 5, 2020. The purposes of the proposed SU Plan are to: (i) support the achievement of the Company’s performance objectives; (ii) ensure that interests of key persons are aligned with the long term success of the Company and the creation of value for its Shareholders; and (iii) provide compensation opportunities to attract, retain and motivate persons critical to the long-term success of the Company and its subsidiaries.

The proposed SU Plan is attached to this Management Information Circular as “Appendix C”, and is subject to TSX and Shareholder approval. Below is a brief overview of the proposed SU Plan. All capitalized terms used in this section but not defined shall have the meanings ascribed to them in the SU Plan.

1)	Any consultant, service provider, part-time and full-time employee, director, including non-executive directors, or officer of a Participating Company (such term including the Company and its Affiliates, as designated by the Board from time to time) is eligible under the SU Plan.

2)	The SU Plan will be administered by the Board, or, if the Board so decides by resolution, a Committee appointed by the Board, which shall, subject to reporting obligations and obtaining the Board’s approval where required, have sole and absolute discretion to, among other things, establish conditions to the vesting of Share Units (“SUs”) (provided, however, that additional vesting conditions shall be established with respect to U.S. Participants only to the extent allowable under, and in accordance with, the requirements of Section 409A of the United States Internal Revenue Code of 1986 (“Section 409A”)).

3)	SUs that may be granted under the SU Plan include Performance SUs and Restricted SUs. The vesting and settlement of SUs is subject to predetermined criteria set out, at the time of grant, in the applicable Grant Notice. Performance SUs are specifically subject to the attainment of predetermined performance criteria.

4)	SUs may cumulate Dividend SUs, which vest at the same time and in the same proportion as the associated SUs.

5)	The maximum number of Common Shares that are issuable to settle SUs that may settle in treasury Common Shares granted under the SU Plan shall not exceed 4% of the aggregate number of Common Shares issued and outstanding from time to time, provided that Common Shares reserved for issuance pursuant to SUs which are settled, cancelled or terminated without having been settled shall again be available for issuance under the proposed SU Plan. At all times, the Company will reserve and keep available a sufficient number of Common Shares to satisfy the requirements of all outstanding awards granted under the SU Plan. The maximum number of Common Shares issuable in aggregate at any time under the SU Plan and any other share based compensation arrangement adopted by the Company cannot exceed 10% of the Common Shares issued and outstanding at such time.

6)	The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the SU Plan and any other share based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.

7)	The aggregate number of Common Shares reserved for issuance to any one person under the SU Plan and any other share based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

8)	Under no circumstances may the SU Plan, together with all of the Company’s other previously established or proposed share based compensation arrangements, result, at any time, in the number of Common Shares issuable to insiders exceeding 10% of the issued and outstanding Common Shares.

9)	The number of Common Shares that are issuable to non-employee directors under the SU Plan and any other share based compensation arrangement, other than deferred SUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares; nor (ii) $150,000 worth of Common Shares annually per director.

10)	The Company shall settle vested SUs within sixty (60) days of their Vesting Date, by, and at the Company’s option and in its sole discretion, (i) issuing or providing to the participant the number of Common Shares equal to one Common Share for each whole vested SU and delivering to the participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings; (ii) the Company paying to the participant an amount in cash equal to: (A) the number of vested SUs multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii). In the case of a settlement under section (i), the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the participant and the net proceeds of such sale remitted by the Company to the appropriate taxation authorities.

11)	In no case will the Company settle a vested SU held by a U.S. Participant later than the date that is the fifteenth (15th) day of the third month following the end of the year in which the vested SU ceased to be subject to a substantial risk of forfeiture for purposes of Section 83 of the United States Internal Revenue Code of 1986 and Section 409A.

12)	A participant may not sell, assign or otherwise dispose of any award, except by will or the laws of descent and distribution.

13)	If the employment of a participant is terminated by the Company without Cause or the participant submits a Resignation for Good Reason, in each case, within twelve months following a Change of Control:

a.	all of the participant’s Performance SUs and related Dividend Performance SUs shall vest immediately prior to the participant’s Termination Date using an Adjustment Factor of 1.0 and shall be settled as at the Termination Date; and

b.	all of the participant’s Restricted SUs and related Dividend SUs shall vest immediately prior to the participant’s Termination Date and shall be settled as at the Termination Date.

14)	Shareholder approval shall be required for:

a.	changes to the number of Common Shares issuable under the SU Plan, including an increase to a fixed maximum number or percentage of Common Shares, or a change from a fixed maximum percentage to a fixed maximum number of Common Shares;

b.	any amendment expanding the categories of eligible participants which would have the potential of broadening or increasing insider participation;

c.	any amendment that may increase limits imposed on non-employee director participation;

d.	any amendment which would permit the SUs granted under the SU Plan to be transferable or assignable other than by will or the laws of descent and distribution;

e.	any amendment to the SU Plan’s amendment provisions; and

f.	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

15)	Subject to the foregoing, the Board may, without Shareholder approval, amend or suspend any provision of the SU Plan, or terminate the SU Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may also make the following types of amendments without seeking Shareholder approval:

a.	any amendment to the vesting provisions of the SU Plan and any Grant Notice, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the Vesting Date or the settlement of a SU;

b.	any amendment to the SU Plan or a SU as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the SU Plan or the Shareholders;

c.	any amendment of a “housekeeping” nature;

d.	any amendment respecting the administration of the SU Plan; and

e.	any other amendment that does not require the approval of the Shareholders.

16)	If the employment of a participant is terminated by the Company without Cause, a pro-rated portion of the participant’s unvested Performance or Restricted SUs and related Dividend SUs, as applicable, shall vest immediately prior to the participant’s Termination Date, based on the number of months from the first day of the Performance Period or Grant Term, as applicable, to the Termination Date divided by the number of months in the applicable Performance Period or Grant Term. The participant’s vested Performance or Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Performance or Restricted SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to the Performance SUs and Dividend Performance SUs (or Restricted SUs and Dividend Restricted SUs) which are not vested Performance SUs or Restricted SUs (as applicable) at the participant’s Termination Date.

17)	If the employment or office of a participant is terminated due to resignation by the participant or by the Company for Cause, the participant shall forfeit all rights, title and interest with respect to Performance SUs or Restricted SUs, and the related Dividend SUs which are not vested Performance SUs or Restricted SUs (as applicable) at the participant’s Termination Date. All vested Performance SUs will be settled as at the participant’s Termination Date.

18)	If the employment of a participant is terminated due to the death or Disability of such participant:

a.	for Performance SUs: a pro-rated portion of the participant’s unvested Performance SUs and related Dividend SUs shall vest immediately prior to the date of the participant’s death or Disability, based on the number of complete months from the first day of the Performance Period to the date of the participant’s death or Disability divided by the number of months in the Performance Period. The participant’s vested Performance SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Performance SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to Performance SUs and Dividend Performance SUs which are not vested Performance SUs at the date of the participant’s death or Disability; and

b.	for Restricted SUs: a pro-rated portion of the participant’s Restricted SUs and related Dividend SUs shall vest immediately prior to the date of the participant’s death or Disability, based on the number of months from the first day of the Grant Term to the date of the participant’s death or Disability divided by the number of months in the Grant Term. The participant’s vested Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Restricted SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to Restricted SUs and Dividend Restricted SUs which are not vested Restricted SUs at the date of the participant’s death or Disability.

19)	In case of Retirement of a participant: all of the participant’s Performance or Restricted SUs and related Dividend Performance or Restricted SUs shall continue to vest and shall be settled at the end of the Performance Period or Grant Term (as applicable) in the same manner as if the participant had continued employment to the end of the Performance Period or Grant Term (as applicable). The participant’s Performance or Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Restricted SUs shall be settled not later than the date provided in item 11 above).

Following the Meeting and subject to Shareholder and TSX approval of the SU Plan, the SU Plan along with the Proposed Stock Option Plan (if approved by Shareholders and TSX) will together comprise all equity based compensation issuable by the Company.

Ratification of Previously Awarded SUs

Following the extensive process of reviewing the Company’s compensation program discussed above under “Approval and Ratification of New Stock Option Plan – Ratification of Previously Granted Stock Options”, and in line with the same rationale behind the granting of the Granted Options, on December 9, 2020, the Board approved, subject to the approval of the Shareholders, the award of an aggregate of 1,251,162 restricted SUs (“RSUs”) under the proposed SU Plan (the “Awarded RSUs”) to certain officers, management, and non-executive directors of the Company, on the terms described below:

Position	RSUs
Officers	340,914(1)
677,500 (2)
Employees (Management)	92,441(2)
Directors	140,307(2)

Note:

(1)	Two thirds of the RSUs will vest immediately following Shareholder approval, and the remaining one third will vest on the first anniversary of the award date.

(2)	One third of the RSUs will vest immediately following Shareholder approval, one third will vest on the first anniversary of the award date, and the remaining one third will vest on the second anniversary of the award date.

The Awarded RSUs cannot vest until such time that Shareholders have approved and ratified the SU Plan and the award of the Awarded RSUs. Should Shareholders fail to approve the SU Plan and/or the award of the Awarded RSUs, such Awarded RSUs will be cancelled forthwith.

The total number of the Awarded RSUs awarded conditionally on December 9, 2020 was equal to 1,251,162, which represents 1.20% of the Common Shares issued and outstanding as at the date hereof. Subject to Shareholder approval of the Awarded RSUs above, there remains 2,903,374 Common Shares available for issuance under the SU Plan as at the date hereof, being 2.80% of the number of Common Shares issued and outstanding.

The TSX has conditionally approved the SU Plan, subject to Shareholder approval. At the Meeting, Shareholders will be requested to consider and, if thought advisable, to pass the following by ordinary resolution, with or without variation (the “SU Plan Resolution”):

“BE IT RESOLVED, as an ordinary resolution, that:

1.	The Share Unit Plan (the “SU Plan”) substantially in the form attached as “Appendix C” and as described in the management information circular of the Company dated December 23, 2020 (the “Management Information Circular”) is hereby approved.

2.	The Company is hereby authorized to continue making awards under the SU Plan until January 20, 2024, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought.

3.	The prior award of an aggregate of 1,251,162 restricted share units pursuant to the SU Plan, as more particularly described in the Management Information Circular, be and is hereby ratified and approved.

4.	The adoption and approval of the SU Plan by the board of directors of the Company is hereby ratified and approved, and any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board recommends that Shareholders vote FOR the SU Plan Resolution set out above. You may either vote for approval of the proposed SU Plan Resolution, as described above, or you can vote against. Unless otherwise instructed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR the approval of the SU Plan Resolution.

6.	Other Business

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or postponement thereof, in accordance with the discretion of the persons authorized to act thereunder.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

For the purposes of this section, “Named Executive Officers” or “NEOs” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the financial year ended December 31, 2019, served as chief executive officer, including an individual performing functions similar to a chief executive officer (“CEO”) of the Company;

(b)	each individual who, in respect of the Company, during any part of the financial year ended December 31, 2019, served as chief financial officer, including an individual performing functions similar to a chief financial officer (“CFO”) of the Company;

(c)	in respect of the Company and its subsidiaries, each of the three most highly compensated executive officers other than the individuals identified in paragraphs (a) and (b) at the end of the financial year ended December 31, 2019 whose total compensation was more than $150,000; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at December 31, 2019.

During the financial year ended December 31, 2019, the Company had three NEOs: namely, Adrian Montgomery, CEO, Alex Macdonald, CFO, and John Veltheer, former CFO.

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives, and processes regarding compensation paid, made payable, awarded, granted or otherwise provided to each NEO and director for the year ended December 31, 2019.

Compensation Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources matters, the Board has established the Compensation Committee. The Compensation Committee is comprised of three directors, the majority of whom are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), namely Michael Beckerman and Alan Friedman. The third member of the Compensation Committee, Adrian Montgomery, the CEO of the Company, is not independent by virtue of being a member of the Company’s management. All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation. The independent members of the Compensation Committee meet periodically, without the presence of management, to address any topics related to compensation of the non-independent member.

The Compensation Committee oversees the remuneration policies of the Company. The principal responsibilities of the Compensation Committee include: (i) considering the Company’s overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Company’s directors’ and executive officers’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Company; and (iii) making recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum Shareholder benefit from the retention of high quality board and executive team members.

Other than as described herein, the Company has not made any significant changes to its compensation policies and practices.

Compensation Process

The Board relies on the knowledge and experience of the members of the Compensation Committee to set appropriate levels of compensation for executive officers.

When determining executive compensation, the Compensation Committee evaluates the executive officer’s performance, including reviewing the Company’s performance against business plans and the executive officer’s achievements during the fiscal year. The Compensation Committee uses all data available to it to ensure that the Company is maintaining a level of compensation that is both commensurate with the size of the Company and the nature of its operations and sufficient to retain personnel it considers essential to the success of the Company.

The Compensation Committee reviews the various elements of the NEOs’ compensation in the context of the total compensation package (including salary, cash bonuses, and annual incentive awards through options) and recommends the NEOs’ compensation packages. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for their consideration and approval. Following Shareholder approval of the SU Plan, SU awards made under the Proposed SU Plan will be another element of the NEOs’ total compensation package reviewed by the Compensation Committee.

Previously, during the fiscal year ended December 31, 2019, the Company satisfied equity-based incentive compensation pursuant to the grant of options to executive officers under the Company’s Previous Stock Option Plan. However, following the Board’s adoption of the Proposed Stock Option Plan and the SU Plan, subject to Shareholder approval, the Compensation Committee and the Board have implemented a new standard annual grant process for the grant of options and/or SUs to key executives of the Company. Pursuant to this process, subject to Shareholder approval of the proposed plans, SU and option grants will be determined as part of the annual compensation review. In addition, from time-to-time, the Board (based on the Compensation Committee’s recommendations) may award SUs and/or options in recognition of the achievement of special circumstances and/or performance criteria, which may include meeting a particular goal or extraordinary service. The Board determines the particulars with respect to all options and/or SUs to be awarded, subject to the provisions of the proposed plans. Refer to “Particulars of Matters to be Acted Upon – Approval and Ratification of New Stock Option Plan” and “Particulars of Matters to be Acted Upon – Approval and Ratification of Share Unit Plan” for details about the proposed plans, and some of the considerations surrounding the grant of options and SUs as part of the compensation package.

Under the compensation program, the Compensation Committee and the Board consider risks associated with executive compensation and does not believe that the Company’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options and SUs (subject to Shareholder approval) which is compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon Shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long term compensation is at risk. Furthermore, pursuant to the Company’s Insider Trading Policy, directors and officers of the Company are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation, or held directly or indirectly by such director or officer.

Compensation Consultant

Starting in May 2020, the Company engaged the Compensation Consultant to provide forward guidance and assistance on the compensation of NEOs and other officers, management, and directors of the Company. The Compensation Consultant has a mandate to advise the Compensation Committee on designing and implementing an appropriate executive and director compensation program. The Compensation Consultant is mandated to consider:

●	the current competitive environment, including the range of compensation for identical positions over a population of comparable companies as selected by the Compensation Consultant;

●	the alignment of the incentive of management and officers with each other, as well as with Shareholders’ interests, and with the Company’s aspirational growth targets;

●	what the total size and nature of the awards should be, how the awards should be divided among management, officers (including NEOs), and non-executive directors; and

●	alternatives which maintain sufficient compensation for management, officers (including NEOs), and non-executive directors, while reducing the use of cash.

Members of the Compensation Committee held a number of discussions and meetings with the Compensation Consultant beginning in May 2020. Following the conclusion of the discussions with the Compensation Consultant, the Compensation Committee was provided with proposals for compensation structuring, including the size and nature of awards including base salaries, cash bonuses, options, and SUs.

Prior to May 2020, the Compensation Consultant did not receive any consideration, including in the two most recently completed financial years.

Compensation Program

Principles/Objectives of the Compensation Program

The Company’s principal goal is to create value for the Shareholders. As such, the Company’s compensation philosophy reflects this goal and is based on the following fundamental principles:

1)	compensation programs align with the Shareholders’ interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2)	performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3)	offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing executive officers who are performing according to their objectives and to attract new individuals of the highest caliber.

The Company’s objectives in compensating all NEOs were developed based on the above mentioned compensation philosophy and are as follows: to attract, motivate and retain highly qualified executive officers; to align the interests of executive officers with the Shareholders’ interests by making long-term, equity-based incentives through the granting of options, and SUs following Shareholder approval, and evaluating executive performance on the basis of key measurements that correlate to long-term Shareholder value; and to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Company’s executive officers are composed of the following elements, which are linked to the Company’s compensation and corporate objectives as follows:

Compensation element	Link to compensation objectives	Link to corporate objectives
Base Salaries	Non-discretionary fixed regular cash payments based upon the performance of day-to-day executive level responsibilities	To provide a basic level of reward based on responsibilities and experience
Options(1)	Annual and special awards granted at market price	To reward long-term performance by allowing NEOs to participate in the long-term market appreciation of Common Shares, and to align the interests of NEOs with those of the Shareholders
Cash Bonuses	Cash payments based upon the achievement of corporate objectives and individual performance	To motivate each NEO in achieving corporate objectives and to reward individual performance

Notes:

(1)	Subject to Shareholder approval, SUs awarded under the SU Plan will be an additional equity-based compensation element, in addition to the granting of options, for the Company’s executive officers.

2019 Performance and Compensation

The Company is focused on building the world’s largest platform of communities for gamers and esports fans. Given the Company’s stage of development, the Compensation Committee has determined that the use of traditional quantitative performance standards is not appropriate in the evaluation of corporate or NEOs performance. The compensation of executive officers is based, in substantial part, on growth in the gaming platform as well as achievement of the Company’s business plans and objectives. The Compensation Committee did not establish any quantifiable criteria in 2019 with respect to base salaries payable or the amount of annual bonuses or options granted to NEOs.

Base Salaries

Base compensation for the NEOs are set periodically, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. The Board and the Compensation Committee considers publicly available information regarding the compensation levels of executives of other esports companies in setting compensation, but have not established a benchmark group of peers. The Company pays a base salary compensation to retain its executive officers and attempts to pay base compensation near the median of base compensation paid by similarly sized companies in its industry.

The NEO’s base annual salaries for the fiscal year ended December 31, 2019 are as follows:

NEO	Base Annual Salary (CAD$)
Adrian Montgomery	$300,000
Alex Macdonald	$200,000
John Veltheer	$Nil

Annual Incentives through Options and SUs

Under the current compensation program, consideration is given to distributing options amongst the various organizational levels, including directors and executive officers. The Compensation Committee makes recommendations to the Board. Recommendations for options take into account factors such as awards made in previous years, the number of options outstanding per individual and the individual’s level of responsibility. The Company believes that granting options encourages the maximization of Shareholder value by aligning the interests of management with those of the Shareholders. Refer to “Particulars of Matters to be Acted Upon – Approval and Ratification of New Stock Option Plan” for a detailed description of the Proposed Stock Option Plan and the grants made to executive officers thereunder (and the considerations behind such grants), and to “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan” for a detailed description of the Previous Stock Option Plan.

Similarly, subject to Shareholder approval of the SU Plan, the grant of SUs pursuant to the proposed SU Plan will be an integral component of the compensation packages of the executive officers. The Compensation Committee believes that the grant of SUs to executive officers serves to motivate achievement of the Company’s long-term strategic objectives, and aligns the interests of executive officers with those of the Shareholders, thus benefitting all Shareholders. SUs that are to be awarded to executive officers and directors of the Company (and the number thereof) will be based upon the recommendation of the Compensation Committee, which will base its decisions upon, among other things, awards made in previous years, the level of responsibility and (expected and actual) contribution of the individuals toward the Company’s goals and objectives and each individual’s annual salaried or cash compensation, as well as options awarded. The Compensation Committee’s decisions with respect to the granting of SUs will be reviewed by the Board and will be subject to its final approval. Refer to “Particulars of Matters to be Acted Upon – Approval and Ratification of Share Unit Plan” for a detailed description of the proposed SU Plan and the award of SUs made to executive officers thereunder, as well as some of the considerations behind such awards.

Discretionary Cash Bonuses

As part of the compensation program, cash bonuses are paid at the discretion of the Board on the recommendation of the Compensation Committee, based upon the achievement of certain individual and corporate performance criteria. Cash bonuses awarded at the recommendation of the Compensation Committee are intended to be generally competitive with the market, while rewarding NEOs for meeting performance goals. The Compensation Committee considers not only the Company’s performance during the year with respect to the qualitative goals, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

The Compensation Committee considers the following factors in determining discretionary cash bonuses: (i) Common Share price performance; (ii) growth in cash flow on a per Common Share basis; (iii) growth in net asset value on a per Common Share basis; (iv) growth in production on a per Common Share basis; (v) debt to cash flow ratios; and (vi) general and administrative costs and operating costs on a per unit production basis.

Share Performance Graphs

The following graph illustrates the Company’s cumulative Shareholder return (assuming the re-investment of dividends, of which there have been none) from December 13, 2018 (the date the Company first became a reporting issuer), to December 31, 2019, based upon a $100 investment made on December 13, 2018, in the Common Shares, and compares the Company’s cumulative Shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Values of the S&P/TSX Composite Index over the same period.

As described herein, the Compensation Committee considers various factors in determining the compensation of the NEOs. The performance of the Common Shares is one performance measure that is reviewed, but there is no direct correlation between Common Share performance and executive compensation.

The Common Share price may be affected by numerous factors that are difficult to predict and beyond the Company’s control, and is also affected by general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the Company’s business plan rather than by short-term changes in the Common Share price based on its view that its long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and the COVID-19 pandemic.

During the period covered by the performance graph, the Company has exceeded the performance of the benchmark S&P/TSX Composite Index significantly, returning 107% as compared to a benchmark of 10.3%. Given the Company’s market capitalization size and limited trading history, volatility has been exceptionally higher than that of the benchmark. Due to the Company’s limited trading history, and short history of NEO compensation data, there are not yet observable trends between Common Share performance and NEO compensation. As described under “Compensation Discussion and Analysis - Compensation Program”, a significant portion of the total compensation that NEOs receive in any year is comprised of variable compensation provided through options and SUs (following Shareholder approval). Such a program is intended to drive and reward superior performance during the current year as well as over the long term. Aside from base salaries, and as described above, executive compensation is related to, among other things, the annual financial performance of the Company, Shareholder return or a combination thereof. As such, the Company anticipates that total executive compensation will trend over time with Shareholder return.

NEO Compensation

Summary Compensation

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2019, 2018 and 2017:

Name and principal position	Year(1)	Salary (CAD$)	Share-based awards (CAD$)	Option- based awards(2) (CAD$)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total compensation (CAD$)
Adrian Montgomery(3)	2019	$100,000	Nil	$191,330	Nil	Nil	Nil	$291,330
	2018	Nil	Nil	$30,585	Nil	Nil	Nil	$30,585
Chief Executive Officer and Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alex Macdonald (4)	2019	$66,667	Nil	$95,665	Nil	Nil	Nil	$162,332
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Veltheer (5)	2019	Nil	Nil	$47,832	Nil	Nil	Nil	$47,832
Former Chief	2018	Nil	Nil	$13,395	Nil	Nil	Nil	$13,395
Financial Officer	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Company was incorporated on June 27, 2018 and therefore has only two years of compensation history.

(2)	The Company follows the fair value method of accounting for all equity-based compensation arrangements. The values reported represent the value vested during the corresponding period based on an estimate of the grant date fair value of the options calculated in accordance with the Black-Scholes option pricing model. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the options. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based compensation.

(3)	Adrian Montgomery was appointed CEO and a director on June 27, 2018. His executive salary based compensation, outlined above, began on August 30, 2019.

(4)	Alex Macdonald was appointed CFO, and his salary based compensation began, on August 30, 2019.

(5)	John Veltheer was appointed CFO on June 27, 2018, and resigned on August 30, 2019.

There was no re-pricing or other significant changes to the terms of any option-based award during the financial year ended December 31, 2019.

Incentive Plan Awards

The following table provides details regarding the outstanding option-based awards and share-based awards held by the NEOs as at December 31, 2019:

	Option-based Awards						Share-based Awards
Name and principal position	Option grant date	Number of securities underlying unexercised options	Number of options vested and unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options (CAD$)(1)	grant date	Number of shares or units of shares that have not vested	Market or payment value of share-based awards that have not vested (CAD$)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)
Adrian Montgomery Chief Executive Officer and Director	May 27, 2019	375,000	112,500	$2.40	Aug 27, 2024	Nil	Nil	Nil	Nil	Nil
	Dec 12, 2018	68,500	68,500	$1.00	Dec 12, 2028	$73,295	Nil	Nil	Nil	Nil
Alex Macdonald Chief Financial Officer	May 27, 2019	187,500	56,250	$2.40	Aug 27, 2024	Nil	Nil	Nil	Nil	Nil
John Veltheer Former Chief Financial Officer	May 27, 2019	93,750	28,125	$2.40	Aug 27, 2024	Nil	Nil	Nil	Nil	Nil
	Dec 12, 2018	30,000	30,000	$1.00	Dec 12, 2028	$32,100	Nil	Nil	Nil	Nil

Notes:

(1)	Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares as at December 31, 2019 and the exercise price of the options. The closing price of the Common Shares on the TSX Venture Exchange (the “TSXV”) on December 31, 2019, where the Company was listed at the time, was $2.07.

Refer to “Securities Authorized for Issuance under Equity Compensation Plans – Option Plan” for details regarding the Previous Stock Option Plan, pursuant to which the options in the table above were granted.

The following table provides details regarding outstanding option-based awards, equity-based awards and non-equity incentive plan compensation relating to the NEOs, which vested and/or were earned during the financial year ended December 31, 2019:

Name and principal position	Option-based awards - value vested during the year(1) (CAD$)	Share-based awards - value vested during the year (CAD$)	Non-equity incentive plan compensation - value earned during the year (CAD$)
Adrian Montgomery Chief Executive Officer and Director	$420,139	Nil	Nil
Alex Macdonald Chief Financial Officer	$210,069	Nil	Nil
John Veltheer Former Chief Financial Officer	$105,035	Nil	Nil

Note:

(1)	Based on the difference between the market price of the underlying Common Shares at the vesting date and the exercise price of the options.

Pension Plan Benefits

The Company has not established a pension plan, defined benefits plan, defined contribution plan, or any retirement savings program for the NEOs or other employees of the Company.

Termination and Change of Control Benefits

The Company has entered into employment agreements with certain NEOs. The agreements establish the terms and conditions that will apply during their employment with the Company, as well as the terms and conditions that will apply upon termination of their employment.

Adrian Montgomery - CEO

Adrian Montgomery’s employment is governed by his employment agreement (the “Montgomery Employment Agreement”). The Montgomery Employment Agreement may be terminated for just cause by the Company if Mr. Montgomery: (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the Montgomery Employment Agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to the Company or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty or nolo contendere to a crime that constitutes a felony involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on the Company; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of Mr. Montgomery, that precludes Mr. Montgomery, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to the Company in any material respect which has a direct and materially adverse effect on the Company; (vi) makes any unauthorized willful or grossly negligent disclosure of the Company’s confidential information; and/or (vii) commits a material breach of his duties to the Company under the Montgomery Employment Agreement that results in material harm to the Company.

The Company may terminate the Montgomery Employment Agreement without just cause provided that it pays to Mr. Montgomery (i) if the termination occurs during the first 12 months of the term of the Montgomery Employment Agreement, a lump sum payment equal to 36 months times $25,000 plus an additional amount equal to 50% of the foregoing product, or (ii) if the termination occurs after the first 12 months of the term of the Montgomery Employment Agreement, a lump sum payment equal to the number of months remaining on the term, subject to a minimum of 24 months, times $25,000 plus an additional amount equal to 50% of the foregoing product. In addition, if the Company terminates Mr. Montgomery without just cause, the Company must provide to Mr. Montgomery: (i) any declared but unpaid annual bonus amounts, (ii) any unpaid business expenses, and (iii) any accrued but unused vacation. Furthermore, if the Company terminates Mr. Montgomery without just cause, it must continue Mr. Montgomery’s benefits for a period of 15 months following the date of termination. Mr. Montgomery may elect to terminate the Montgomery Employment Agreement within 30 days of the occurrence of a change of control of the Company (as defined in the Montgomery Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above. Additionally, under the terms of the Montgomery Employment Agreement, Mr. Montgomery is entitled to a completion bonus of $500,000 upon the occurrence of a change of control of the Company.

Mr. Montgomery is committed to typical non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and typical confidentiality covenants during and after his employment.

Alex Macdonald - CFO

Alex Macdonald’s employment is governed by his employment agreement (the “Macdonald Employment Agreement”). The Macdonald Employment Agreement may be terminated for just cause by the Company if Mr. Macdonald: (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the Macdonald Employment Agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to the Company or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty or nolo contendere to a crime that constitutes a felony involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on the Company; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of Mr. Macdonald, that precludes Mr. Macdonald, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to the Company in any material respect which has a direct and materially adverse effect on the Company; (vi) makes any unauthorized willful or grossly negligent disclosure of the Company’s confidential information; and/or (vii) commits a material breach of his duties to the Company under the Macdonald Employment Agreement that results in material harm to the Company.

The Company may terminate the Macdonald Employment Agreement without just cause provided that it pays to Mr. Macdonald a lump sum payment equal to his base salary for 15 months plus (i) an additional amount equal to 30% of his base salary for 15 months, (ii) any declared but unpaid annual bonus amounts, (iii) any unpaid business expenses, and (iv) any accrued but unused vacation. In addition, if the Company terminates Mr. Macdonald without just cause, it must continue Mr. Macdonald’s benefits for a period of 15 months following the date of termination. Mr. Macdonald may elect to terminate the Macdonald Employment Agreement within 30 days of the occurrence of a change of control of the Company (as defined in the Macdonald Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above. Additionally, under the terms of the Macdonald Employment Agreement, Mr. Macdonald is entitled to a completion bonus of $150,000 upon the occurrence of a change of control of the Company.

Mr. Macdonald is committed to typical non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and typical confidentiality covenants during and after his employment.

Other than as described herein, the Company and its subsidiaries are not party to any compensation plan, agreement, contract or arrangement where any NEO is entitled to receive incremental compensation in the event of resignation, retirement or termination (whether voluntary, involuntary or constructive) of employment, a change of control of the Company or its subsidiaries, or a change in any NEO’s responsibilities.

Director Compensation

The rationale for the level of the director compensation under the compensation program is generally the same as the rationale for the compensation policies of the NEOs. The compensation policies are in place to assist the Company in attracting and retaining a team of experienced directors with the aim of enhancing Shareholder value.

No fees were paid to directors in the fiscal year ended December 31, 2019 for serving on Board committees or for attending meetings.

However, directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending Board, committee or Shareholder meetings, and otherwise incurred in carrying out their duties as directors of the Company.

Additionally, directors are also entitled to receive compensation to the extent that they provided services to the Company outside of their role as directors at rates that would otherwise be charged by such directors for such services to arm’s length parties or less. During the financial year ended December 31, 2019, additional fees were paid to directors for such services, as noted below.

Refer to “Executive Compensation – NEO Compensation” for details regarding compensation of the Company’s CEO, Adrian Montgomery, who is also a director of the Company.

Director Summary Compensation

The following compensation table sets out the compensation paid to each of the Company’s directors (excluding the Company’s CEO, who is also a NEO) in the year ended December 31, 2019:

Name	Fees earned (CAD$)	Share- based awards (CAD$)	Option-based awards(1) (CAD$)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total (CAD$)
Francesco Aquilini	Nil	Nil	$63,777	Nil	Nil	Nil	$63,777
Chairman
Alan Friedman	$28,899(2)	Nil	$158,532	Nil	Nil	Nil	$187,431
Director
Mike Beckerman	Nil	Nil	$31,888	Nil	Nil	Nil	$31,888
Director
Menashe Kestenbaum	$82,333(3)	Nil	$206,691	Nil	Nil	Nil	$289,024
President and Director
Stephen Maida	$98,858(3)	Nil	$127,553	Nil	Nil	Nil	$227,553
Director
Ben Colabrese	Nil	Nil	$39,200	Nil	Nil	Nil	$39,200
Director

Notes:

(1)	The Company follows the fair value method of accounting for all equity-based compensation arrangements. The values reported represent the value vested during the corresponding period based on an estimate of the grant date fair value of the options calculated in accordance with the Black-Scholes option pricing model. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the options. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based compensation.

(2)	The fees earned by Alan Friedman are pursuant to consulting services with the Company, and do not represent board fees.

(3)	The fees earned by Menashe Kestenbaum and Stephen Maida are pursuant to their employment agreements with the Company and do not represent board fees.

Incentive Plan Awards

The following table provides details regarding the outstanding option-based and share-based awards held by directors (excluding the Company’s CEO, who is also a NEO) as at December 31, 2019:

	Option-based Awards							Share-based Awards(4)
Name	Option grant date	Number of securities underlying unexercised options	Number of options vested and unexercised	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the- money options (CAD$)(1)	Grant date	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested (CAD$)	Market or payout value of vested share- based awards not paid out or distributed
Francesco Aquilini Chairman	May 27, 2019	125,000	37,500	$2.40	August 27, 2024	Nil	Nil	Nil	Nil	Nil
	December 12, 2018	68,500	68,500	$1.00	December 12, 2018	$73,295	Nil	Nil	Nil	Nil
Alan Friedman Director	November 15, 2017	292,151	292,151	$0.25	November 17, 2020	$531,715	Nil	Nil	Nil	Nil
	November 18, 2017	215,625	215,625	$0.37	November 18, 2022	$366,563	Nil	Nil	Nil	Nil
	September 21, 2018	17,959	17,959	$0.80	October 17, 2022	$22,808	Nil	Nil	Nil	Nil
	March 29, 2019	31,650	10,550	$2.37	March 29, 2024	Nil	Nil	Nil	Nil	Nil
Mike Beckerman Director	May 27, 2019	62,500	18,750	$2.40	August 27, 2024	Nil	Nil	Nil	Nil	Nil

Menashe Kestenbaum President and Director	November 18, 2017	284,554	284,554	$0.37	December 31, 2020	$483,742	Nil	Nil	Nil	Nil
	March 29, 2019	39,562	13,187	$2.37	March 29, 2024	Nil	Nil	Nil	Nil	Nil
Stephen Maida President of Esports and Director	May 27, 2019	250,000	75,000	$2.40	August 27, 2024	Nil	Nil	Nil	Nil	Nil

Ben Colabrese Director	November 14, 2018	13,187	13,187	$2.37	November 14, 2023	Nil	Nil	Nil	Nil	Nil
	March 29, 2019	26,375	8,792	$2.37	March 29, 2024	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares as at December 31, 2019 and the exercise price of the options. The closing price of the Common Shares on the TSXV on December 31, 2019, where the Company was listed at the time, was $2.07.

Directors Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the option-based awards and share-based awards which vested or were earned during the financial year ended December 31, 2019 for each director (excluding the Company’s CEO, who is also a NEO):

Name and Principal Position	Option-Based Awards – Value Vested During the Year (CAD$)(1)	Share-Based Awards – Value Vested During the Year (CAD$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CAD$)
Francesco Aquilini Chairman	$140,046	Nil	Nil
Alan Friedman Director	Nil	Nil	Nil
Mike Beckerman Director	$70,023	Nil	Nil
Menashe Kestenbaum President and Director	Nil	Nil	Nil
Stephen Maida President of Esports and Director	$280,092	Nil	Nil
Ben Colabrese Director	Nil	Nil	Nil

Notes:

(1)	Based on the difference between the market price of the underlying Common Shares at the vesting date and the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information as at December 31, 2019, with respect to the Company’s compensation plans under which equity securities of the Company are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities, remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	3,744,095	$1.32	3,465,072
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,744,095	$1.32	3,465,072

Option Plan

As outlined under “Particulars of Matters to be Acted Upon – Approval and Ratification of New Stock Option Plan”, the Board adopted the Proposed Stock Option Plan to replace the Previous Stock Option Plan, which was adopted and amended on July 23, 2018 and July 9, 2019 (and received Shareholder approval in the July 23, 2019 Shareholders’ meeting).

The Proposed Stock Option Plan will replace in its entirety the Company's Previous Stock Option Plan and, except for those specific terms and conditions of the Proposed Stock Option Plan that would, if applied to the options outstanding under the Previous Stock Option Plan, impair the entitlements of the optionees holding such outstanding options, all of the outstanding options previously governed by the Previous Stock Option Plan will be governed by the terms and conditions of the Proposed Stock Option Plan.

Below is a brief overview of the Previous Stock Option Plan, which was the Company’s only stock option plan as at December 31, 2019. A complete copy of the Previous Stock Option Plan is available upon request, free of charge, at the office of the Company. Capitalized terms used, but not defined herein have the meaning ascribed to them in the Previous Stock Option Plan:

1)	The exercise price of an option will be set by the Board at the time each option or charitable option is granted, and cannot (subject to certain exceptions outlined in the Previous Stock Option Plan) be less than the Discounted Market Price.

2)	If an option or charitable option expires unexercised, is terminated pursuant to the Previous Stock Option Plan, or is otherwise lawfully cancelled prior to the exercise of the option, the Common Shares that were issuable thereunder will be returned to the Previous Stock Option Plan and will be eligible for re-issuance.

3)	Options may only be granted to bona fide Consultants, Employees, Officers or Directors (as those terms are defined in the Previous Stock Option Plan) of the Company, and charitable options may only be granted to Eligible Charitable Organizations.

4)	The maximum number of Common Shares reserved and available under the Previous Stock Option Plan for grants of options is limited to 10% of the issued and outstanding Common Shares, from time to time, and shall not exceed the maximum number of Common Shares permitted under the rule of any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction over the Previous Stock Option Plan.

5)	The number of Common Shares reserved for issuance to any one person, together with any Common Shares reserved for issuance pursuant to options granted to that person during the previous 12 months in the case that the Company is a Tier 2 Issuer, will not exceed 5% of the issued and outstanding Common Shares.

6)	No options or charitable options granted under the Previous Stock Option Plan may have an expiry date exceeding ten years from the date on which the option is granted.

7)	Except in the case of a Tier 1 Issuer, options granted to any one Insider, or that Insider’s Associates, in any 12 month period cannot exceed 5% of the issued Common Shares at the time of grant, unless the Company has obtained Disinterested Shareholder Approval.

8)	Options granted in any 12 month period to all Consultants, in aggregate, cannot exceed 2% of the outstanding Common Shares, calculated at the time of grant, without the prior consent of the TSXV.

9)	Options granted in any 12 month period to all persons, in aggregate, conducting investor relations activities on behalf of the Company, cannot exceed 2% of the outstanding Common Shares, calculated at the time of grant, without the prior consent of the TSXV.

10)	Charitable options granted and outstanding to Eligible Charitable Organizations cannot exceed 1% of the issued Common Shares, as calculated immediately subsequent to the grant.

11)	If an optionee ceases to be a Consultant, Employee, Director or Officer of the Company for any reason other than death, such optionee’s options, whether or not vested at the date of cessation, will terminate within a period of time to be determined by the Board at the time of grant, such period not to exceed one year.

12)	If an optionee dies prior to the expiry of the optionee’s option, the optionee’s legal representatives may exercise any portion of such option by the earlier of a) one year from the date of the optionee’s death (or such lesser period as may be specified by the Board at the time of granting the option), and b) the expiry date of the option.

13)	The Previous Stock Option Plan is administered by the Board, or a committee thereof, which is responsible for the general administration of the Previous Stock Option Plan (including determining the vesting provisions) and the proper execution of its provisions, the interpretation of the Previous Stock Option Plan and the determination of all questions arising thereunder.

14)	Options granted under the Previous Stock Option Plan shall not be assignable or transferable by an optionee otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the TSXV, an optionee shall have the right to assign any option granted to the optionee hereunder to a trust or similar legal entity established by such optionee.

15)	The Board may from time to time, subject to regulatory, exchange, or Shareholder approval amend or revise the terms of the Previous Stock Option Plan, but no such amendment shall, except with the written consent of the optionees concerned, affect the terms and conditions of options previously granted under the Previous Stock Option Plan which have not then been exercised or terminated. Disinterested Shareholder Approval is required for any amendment or revision to the Previous Stock Option Plan that would result in or allow at any time:

a.	the number of Common Shares reserved for issuance pursuant to options granted to Insiders to exceed 10% of the outstanding Common Shares at the time of granting the options;

b.	the issuance to Insiders, within a one year period, of a number of Common Shares exceeding 10% of the outstanding Common Shares at the time of granting the options;

c.	except in the case of a Tier 1 Issuer (or equivalent), the issuance to any one Insider and such Insider’s Associates, within a one year period, of a number of Shares exceeding 5% of the outstanding Common Shares at the time of granting the options; or

d.	any reduction in the exercise price of options granted to any person who is an Insider at the time of the proposed reduction.

As of December 31, 2019: 3,465,072 Common Shares were available for future issuance under the Previous Stock Option Plan, which represents 4.81% of the Company’s issued and outstanding Common Shares as of such date.

As of December 31, 2019: the Company had issued 41,696 Common Shares (131,875 Common Shares as at the date hereof) under the Previous Stock Option Plan, representing less than 1% (and less than 1% as at the date hereof), of the issued and outstanding Common Shares as of such date.

The Company’s annual burn rate, calculated as described in Section 613(p) of the TSX Company Manual, under the Previous Stock Option Plan was 11.77% in the year ended December 31, 2019, and 14.26% in the year ended December 31, 2018.

For a detailed discussion of the Proposed Stock Option Plan, and the options that have been granted thereunder subject to Shareholder approval, refer to “Particulars of Matters to be Acted Upon – Approval and Ratification of New Stock Option Plan”.

Share Unit Plan

For a detailed discussion of the proposed SU Plan, and the SUs that have been awarded thereunder subject to Shareholder approval, refer to “Particulars of Matters to be Acted Upon – Approval and Ratification of Share Unit Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The below table outlines the aggregate indebtedness of all current or former executive officers, directors, and employees of the Company or any of its subsidiaries outstanding as at November 30, 2020:

AGGREGATE INDEBTEDNESS
Purpose	To the Company or its Subsidiaries (CAD$)	To Another Entity (CAD$)
Loans receivable	155,733(1)	Nil

Notes:

(1)	As at November 30, 2020, the Company has loans receivable due from Menashe Kestenbaum, the Company’s President, and Eric Bernofsky, the Company’s Chief Corporate Officer, in the amounts of $100,567 and $55,166 respectively. The loans receivable are non-interest bearing and due on demand.

No indebtedness of any current or former director, executive officer, proposed nominee for election to the board, employee or associate of such person is, or at any time since November 30, 2020 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

GENERAL

All matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the Shareholders. If a majority of the Common Shares represented at the Meeting should be voted against the appointment of KPMG, as auditors of the Company, the Board will appoint another firm of chartered accountants based on the recommendation of the Audit Committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the Shareholders at a meeting.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board and management believe that sound and effective corporate governance is an integral aspect of the Company’s performance. The Board has adopted certain practices and procedures to ensure that effective corporate governance practices are followed, and the Board reviews the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The Canadian Securities Administrators have published NI 58-101 and National Policy 58-201 – Corporate Governance Guidelines, setting forth guidelines for effective corporate governance and corresponding disclosure requirements. The following sets out a description of the Company’s approach to corporate governance as required pursuant to NI 58-101.

The Board

The Board, which is responsible for supervising the management of the business and affairs of the Company, currently comprises of 7 directors, of whom 4 are independent within the meaning of NI 58-101. The Board provides an opportunity to hold in-camera sessions without management present, including directors who are members of management, at each meeting of the Board in order to facilitate the exercise of directors’ independent judgment. The independent directors currently include Francesco Aquilini, Alan Friedman, Ben Colabrese and Michael Beckerman. Adrian Montgomery, the CEO, and Menashe Kestenbaum, the President, are not independent by virtue of being members of the Company’s management, Robb Chase is not independent by virtue of being an officer of a significant shareholder of the Company, and Stephen Maida, who resigned from the Board on December 4, 2020, was not independent by virtue of being an officer of a wholly-owned subsidiary of the Company. Attached as “Appendix D” hereto is a list of the other public companies on which current members of the Board also serve as directors. The Board has held 5 meetings since the beginning of its most recently completed financial year. Each of the directors attended all of the Board meetings. The Board has held 2 meetings where non-independent directors and members of management were not in in attendance since the beginning of its most recently completed financial year.

Chairman

Francesco Aquilini, the Chairman of the Board, is considered to be an independent director. The Chairman of the Board presides at each meeting of the Board and of Shareholders, and is responsible for coordinating with management and the corporate secretary to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for consideration at meetings and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chairman is responsible for ensuring ethical and effective decision making by the Board.

Board Mandate

The Board has not adopted a formal written mandate. The fundamental responsibility of the Board is to appoint a competent executive team, approve a strategic compensation plan, and to oversee the management of the business in accordance with the BCBCA and with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls. The Board is also charged with approving guidelines, policies and goals for the Company.

Committees of the Board

The Board has established the following Committees of the Board comprised of the current members and chaired by the individuals set out in the following table:

Committee	Members(1)
Michael Beckerman
Audit Committee	Alan Friedman
Ben Colabrese
Adrian Montgomery
Compensation Committee	Michael Beckerman
Alan Friedman

Note:

(1)	The majority of the members of the Audit Committee and the Compensation Committee are independent within the meaning of applicable Canadian securities laws.

A detailed description of the Audit Committee and external audit services retained, together with a copy of the Audit Committee Charter, as required by Form 52-110F1 of Multilateral Instrument 52-110 - Audit Committees, is included in the Company’s Annual Information Form dated March 30, 2020 (the “AIF”), and filed on SEDAR. Copies of the AIF may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company.

Position Descriptions

The Company does not have written position descriptions for the Chairman, CEO, or any committee chairman. The Board is responsible for monitoring the Chairman’s, CEO’s, and committee chairmen’s, performances to ensure that they are consistent with defined strategic, operational, and financial initiatives and goals, as well as the policies, guidelines and governance goals approved by the Board. As part of this process, the Board reviews and approves corporate goals and objectives relevant to the Chairman’s, CEO’s and committee chairmen’s compensation and evaluates the Chairman’s, CEO’s and committee chairmen’s performances in light of these corporate goals and objectives.

Director Orientation and Continuing Education

While the Company does not currently have a formal orientation and education program for new recruits to the Board, the Company has historically provided such education on an ad hoc and informal basis, including the use of internal published guideline material, personal education through the periodic use of a subject matter expert, and regular briefings that provide the Board with pertinent information on current corporate governance issues. Periodically, employees of the Company are invited to attend and present at Board meetings to discuss aspects of the Company’s business. Additionally, certain of the directors have visited various locations where the business of the Company is conducted.

Finally, in addition to these specific events and other ongoing internal and informal continuing education programs, directors are encouraged to attend external educational programs to assist in their development as a director of the Company. The Company also encourages the directors to visit the Company’s offices, to interact with management and employees and to stay abreast of industry developments and the evolving business of the Company.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. Further, the Company’s auditor has full and unrestricted access to the audit committee at all times to discuss the audit of the Company’s financial statements and any related findings as to the integrity of the financial reporting process.

Additionally, the Company has an Audit Committee Charter regarding the collection and dissemination of accounting information and a whistle blowing policy with respect to reporting accounting and auditing irregularities, a copy of which is included in the Company’s AIF, and filed on SEDAR. Copies of the AIF may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company. The Company has also adopted an insider trading policy with a view to promoting a culture of ethical business conduct.

Exercise of Independent Judgement and Conflicts of Interest

The Board also encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The Board is expected to satisfy itself that the CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company.

The Board as a whole is responsible for responding to conflict of interest situations involving directors, particularly with respect to existing or proposed transactions and agreements in respect of which directors advise they have a material interest. The Company’s directors and officers also abide by the disclosure of conflict of interest provisions contained in the BCBCA.

By taking these steps, the Board strives to ensure that directors at meetings of the Board exercise independent judgement, unclouded by the relationships of the directors and officers to each other and the Company, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Director Nomination

The Board does not have a nominating committee, and responsibility for identifying new candidates to join the Board belongs to the Board as a group. The Board is responsible for identifying qualified candidates and recommending nominees for election as directors. The Board considers candidates’ independence, financial acumen, skills and available time to devote to the duties of the Board in making their recommendations for nomination. The Board reviews the composition and size of the Board and tenure of directors in advance of annual meetings when directors are elected by the Company’s Shareholders, as well as when individual directors indicate that their terms may end or that their status may change.

Compensation

Information with respect to the Compensation Committee’s responsibilities, powers and independence from management, as well as a discussion of the Compensation Committee’s process for determining NEO and director compensation is provided under the heading “Executive Compensation – Compensation Discussion and Analysis”.

Director Assessment

The Board has not to date implemented a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors. Given the Company’s current stage of development, the Board has determined that formal assessment is not meaningful at the present time. In light of the fact that the Board and its committees meet on a periodic basis, each director has an opportunity to assess on an ongoing basis the Board as a whole, its committees and other directors in relation to the Board’s, and such director’s assessment of the competencies and skills that the Board and its committees should possess.

Director Term Limits

The Company has not set director term limits, nor provided any formal mechanism of Board renewal. However, on a technical level, each director’s term ends no later than the next annual Shareholders’ meeting. The Company considers that a fixed term of office or a formal mechanism for Board renewal is not an efficient or appropriate manner to guarantee Board performance. In selecting candidates for composition of the Board, the Company favours the intrinsic qualities sought after in a director (whether male or female), such as management experience, leadership, career success, understanding of financial questions, knowledge of the Company, its business and industry, reputation, and complementarities with the other members of the Board and the management.

In addition, the Company is of the opinion that limiting the duration of director terms could deprive the Company of the benefit of continuity, and the knowledge and experience of the Company and its business, which long-time directors would have.

Gender Diversity on the Board of Directors and Senior Management

The Company believes that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance, performance and effective decision-making. While the Company has not adopted a specific policy regarding Board or executive diversity, including the level of representation of women on the Board and in management, in selecting candidates for such positions, the Company gives appropriate consideration to women along with a variety of other factors including the skills, qualities, experience and expertise to find the best candidate to be an effective member of the Board and/or in executive officer positions.

The Board has not, at this time, adopted any fixed targets or quotas relating to the representation of women on the Board or in executive officer positions as it does not believe that quotas or a formulaic approach, or a specific policy, necessarily result in the identification or selection of the best candidates.

Currently, the Company does not have any women that are members of its Board (0%) or any women that are executive officers (0%).

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2019. Copies of the Company’s consolidated financial statements and MD&A may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company (tel: 416.623.9360).

APPENDIX A

CHANGE OF AUDITOR REPORTING PACKAGE

ENTHUSIAST GAMING HOLDINGS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	MNP LLP (the Former Auditor)

AND TO:	KPMG LLP (the Successor Auditor)

AND TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services
Division, Office of the Attorney General (Prince Edward Island)

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102), Enthusiast Gaming Holdings Inc. (the Company) hereby gives notice of the following:

1

on October 23, 2020 the board of directors of the Company (the Board), upon recommendation by the audit committee of the Board, determined to not propose the Former Auditor for re-appointment at the next annual meeting of shareholders of the Company (the Meeting), and to propose the Successor Auditor for appointment as auditor of the Company at the next Meeting;

2	the auditor of the Company, the Former Auditor, is not being proposed for re-appointment by the Board at the next Meeting;

3	the Successor Auditor is being proposed for appointment as the auditor of the Company by the Board at the next Meeting;

4

the auditor’s reports of the Former Auditor on the annual financial statements of the Company for the financial year ended December 31, 2019 and for the period from June 27, 2018 (date of Company’s incorporation) to December 31, 2018 did not express a modified opinion; and

5	there have been no reportable events (as defined in NI 51-102).

DATED this 23rd day of October, 2020.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald”
Name: Alex Macdonald
Title: Chief Financial Officer

October 26, 2020

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services

Division, Office of the Attorney General (Prince Edward Island)

Dear Sirs:

Re:	Enthusiast Gaming Holdings Inc.
Notice of Change of Auditor Pursuant to National Instrument NI 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Corporation’s Notice of Change of Auditor (“the Notice”) dated October 23, 2020. Based on our information as of this date, we agree with the Statements #1, #4 and #5 contained in the Notice. We have no basis to agree or disagree with Statements #2 and #3 contained in the Notice.

Yours truly,

Ahlan Veerasamy, CPA ,CA
Partner, Assurance Services

ACCOUNTING > CONSULTING > TAX SUITE 300, 111 RICHMOND STREET W, TORONTO ON, M5H 2G4 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

KPMG LLP
100 New Park Place
Suite 1400
Vaughan, Ontario
L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390
www.kpmg.ca

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services
Division, Office of the Attorney General (Prince Edward Island)

October 30, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Enthusiast Gaming Holdings Inc. (“the Company”)

We have read the Notice of the Company dated October 23, 2020 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the Company’s Statement #5.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

 APPENDIX B

 PROPOSED STOCK OPTION PLAN

Enthusiast Gaming Holdings Inc.

STOCK OPTION PLAN

Adopted on January 16, 2020

Amended on December 17, 2020

Enthusiast Gaming Holdings Inc.

Stock Option Plan

Enthusiast Gaming hereby establishes a Stock Option Plan for the Eligible Participants, as defined below.

SECTION 1 — DEFINITIONS

1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

1.1.1	“Affiliates” has the meaning set out in the Business Corporations Act, SBC 2002, c 57.

1.1.2	“Alternative Award” has the meaning ascribed thereto in Section 11.2 hereof.

1.1.3

“Black-Out Period” means a period during which designated employees of the Corporation cannot trade Shares pursuant to the Corporation’s policy respecting restrictions on employee trading which is in effect at that time;

1.1.4	“Board” has the meaning ascribed thereto in Section 3.1 hereof;

1.1.5

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when Corporations are generally open for business in the City of Toronto, in the Province of Ontario, for the transaction of banking business;

1.1.6

“Change in Control” means, for the purposes of this Plan, an event whereby (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Shares or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally in the election of directors; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; (iv) the Board’s nominees named in the most recent Management Information Circular of the Corporation for election to the Board no longer constitute a majority of the Board as a result of or in connection with: (A) a contested election of directors or (B) a merger, consolidation, reorganization or acquisition involving the Corporation or any of its affiliated entities and another corporation or other entity; or (v) a merger or consolidation of the Corporation is consummated with any other Person, other than (A) a merger or consolidation that would result in the voting securities entitled to vote generally in the election of directors outstanding immediately prior thereto continuing to represent, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, at least fifty percent (50%) of the combined voting power of the voting securities entitled to vote generally in the election of directors of the

Corporation or such surviving entity or parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Corporation in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing fifty percent (50%) or more of the combined voting power of the Corporation’s then outstanding securities. For greater certainty, unless the Board decides otherwise, the consummation of any transaction or series of transactions immediately following which the record holders of the Shares immediately before such transaction or series of transactions continue, directly or indirectly, to have substantially the same proportionate ownership in any entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions, shall not constitute a Change in Control.

1.1.7	“Committee” has the meaning ascribed thereto in Section 3.1 hereof;

1.1.8	“Corporation” means Enthusiast Gaming Holdings Inc.

1.1.9

“Date of Grant” means the date on which an Option is granted under this Plan, which date may be on or, if so determined by the Board at the time of grant, after the date that the Board resolves to grant the Option, provided that if the date on which the Board resolves to grant an Option falls within a Black-Out Period or within five Trading Days following the end of a Blackout Period, the Date of Grant shall be presumed to be the sixth Trading Day following the end of such BlackOut Period;

1.1.10	“Eligible Participants” has the meaning ascribed thereto in Section 4.1 hereof;

1.1.11	“Insider” has the meaning given to this term in the TSX Company Manual, as amended, supplemented or replaced from time to time;

1.1.12	“Options” means a right awarded to a Participant to purchase Shares, as provided in Section 6 hereof and subject to the terms and conditions of this Plan;

1.1.13	“Option Letter” means a written letter provided by the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof;

1.1.14	“Option Price” has the meaning ascribed thereto in Section 6.2 hereof;

1.1.15	“Option Term” has the meaning ascribed thereto in Section 6.3 hereof;

1.1.16	“Participants” means Eligible Participants that are granted Options under the Plan;

1.1.17

“Performance Criteria” means criteria established by the Board or the Committee which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and its Affiliates, and that, where applicable, are to be used to determine the vesting of the Options;

1.1.18	“Person” means an individual, Corporation, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a person shall have a similarly extended meaning;

1.1.19	“Plan” means this Stock Option Plan, including any amendments or supplements hereto made after the date hereof;

1.1.20

“Resignation for Good Reason” means, in the context of a Change in Control, the resignation of a Participant following the occurrence of any of the following condition(s), without the prior written consent of the Participant, which condition(s) remain in effect more than thirty (30) days after written notification by the Participant to the Corporation (such notification to be made within a period not to exceed ninety (90) days from the initial existence of the condition): (i) the requirement that the Participant relocate his or her office or home base to a location that is outside a 50-kilometer radius of his or her office or home base immediately prior to the Change in Control; or (ii) the assignment to the Participant of a set of responsibilities and/or the employment or continued employment of the Participant on terms and conditions that are not the Substantial Equivalent of such Participant’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change in Control.

1.1.21

“Retainer Fees” means the cash award portion of the director’s annual fees payable in respect of serving as a director, including the annual Board retainer fees, annual committee retainer fees, meeting attendance fees and supplemental fees for committee or board chairmanships;

1.1.22	“Retirement” means a cessation of employment by a Participant who is eligible for retirement under the Corporation’s policies;

1.1.23

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury to one or more full-time employees, officers, insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, officer, insider, service provider or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

1.1.24	“Shares” means the common shares in the share capital of the Corporation;

1.1.25	“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

1.1.26	“Substantial Equivalent” means, with respect to a Participant:

(i)	a set of responsibilities that are

(A)	commensurate with such Participant’s professional training and experience; and

(B)	in all material respects, equivalent to or better than the set of responsibilities of such Participant; and

(ii)

terms and conditions of employment that include an annual base salary rate, annual cash incentive compensation opportunities and additional compensation and benefits that are overall substantially equivalent to or better than the terms and conditions of employment of such Participant.

1.1.27	“Successor Organization” has the meaning ascribed thereto in Section 9.3 hereof;

1.1.28

“Termination Date” means (i) in the event of a Participant’s voluntary termination, the date on which such Participant ceases to be an employee of the Corporation or a Subsidiary; (ii) in the event of the termination of the Participant’s employment by the Corporation or a Subsidiary, the date on which such Participant is informed by the Corporation or the Subsidiary, as the case may be, in writing or verbally, that his/her services are no longer required; or (iii) such later date as may be directed by the Corporation;

1.1.29	“Trading Day” means a Business Day on which a sale of Shares occurred on the TSX; and

1.1.30	“TSX” means the Toronto Stock Exchange.

SECTION 2 — PURPOSE OF THE PLAN

The purpose of the Plan is to authorize the grant to the Eligible Participants of options to purchase Shares of the Corporation and thus benefit the Corporation by enabling it to attract, retain and motivate the Eligible Participants by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

SECTION 3 — IMPLEMENTATION AND ADMINISTRATION OF THE PLAN

3.1

The Plan shall be administered and interpreted by the board of directors of the Corporation (the "Board") or, if the Board by resolution so decides, by a committee appointed by the Board (the "Committee").

3.2

The Board or the Committee, as the case may be, may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan. Subject to the provisions of the Plan, the Board or the Committee, as the case may be, is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board or the Committee, as the case may be, shall be final and binding on all Eligible Participants.

3.3

No member of the Board or of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Options granted hereunder.

3.4	Any determination approved by a majority of the Board or of the Committee, as the case may be, shall be deemed to be a determination of that matter by the Board or the Committee, as the case may be.

SECTION 4 — ELIGIBLE PARTICIPANTS

4.1

The individuals who shall be eligible to receive Options ("Eligible Participants") shall be the directors, officers, consultants and employees of the Corporation or a Subsidiary as the Board or the Committee, as the case may be, shall, from time to time, determine are in key positions in the Corporation or a Subsidiary. In determining Options to be granted under the Plan, the Board or the Committee, as the case may be, shall give due consideration to the value of each Eligible Participant’s present and potential future contribution to the Corporation’s success.

SECTION 5 — QUANTITATIVE LIMITATIONS ON GRANTS

5.1	The aggregate percentage of Shares that may be issued under the Plan shall not exceed the percentage provided for in Section 8 hereof.

5.2	The aggregate number of Shares reserved for issuance at any time to any one Eligible Participant under the Plan shall not exceed five percent (5%) of the issued and outstanding Shares at such time.

5.3

The aggregate number of Shares issued to any one Insider under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period, shall not exceed five percent (5%) of the issued and outstanding Shares.

5.4

The aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%)of the issued and outstanding Shares.

5.5

The number of Shares that are issuable to non-employee directors under this Plan and any other equity compensation plan, other than deferred share units issued to directors in lieu of Retainer Fees and granted on a value-for-value basis with such Retainer Fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Shares; or (ii) $150,000 worth of Shares annually per Eligible Participant, of which no more than $100,000 may be in the form of Options.

5.6

Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

SECTION 6 — OPTIONS

6.1	Option Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the Date of Grant of such Options, and (iii) determine the Option Price and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan and in any Option Letter.

6.2	Option Price.

The option price (the “Option Price”) for Shares that are the subject of any Option shall be the price per Share to be payable upon the exercise of each such Option, to be fixed by the Board or the Committee, as the case may be, when such Option is granted. The Option Price shall not be less than the market value of such Share on the Date of Grant.

For purposes of this Section 6, “market value” of a Share shall be the volume-weighted average price of a Share on the TSX for the five (5) Trading Days preceding the Date of Grant. The price so determined shall be rounded up to the next highest cent.

6.3	Option Term.

The Board or the Committee, as the case may be, shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the Date of Grant (“Option Term”). Unless otherwise determined by the Board or the Committee, all unexercised Options shall be cancelled at the expiry of such Options.

Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Trading Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Trading Day after the end of the Black-Out Period, such tenth Trading Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 10 hereof, the ten (10) Trading Day period referred to in this Section 6.3 may not be extended by the Board.

6.3	Exercise of Options.

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times as the Board or the Committee, as the case may be, at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant on a day that is not a Trading Day or during a Black-Out Period.

6.5	Method of Exercise and Payment of Purchase Price.

Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 6.4 hereof) by the Participant (or such Participant’s personal representatives or legatees) giving notice in writing to the Corporation at its registered office to the attention of the secretary of the Corporation or the individual that the secretary of the Corporation may from time to time designate or give notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, whether by cash, cheque, bank draft or wire transfer, of the purchase price for the number of Shares specified therein or instructions to sell, at the prevailing market price of the Shares on the TSX at the time of any such sale, the necessary number of Shares issuable upon the exercise of such Option to effect payment of the applicable purchase price with the resulting proceeds. In all cases, the underlying Shares related to such Options shall be fully deducted from the reserve for the purposes of the quantitative limitations set out in Section 8 hereof.

6.6	Share Option Letters.

Options shall be evidenced by an Option Letter in such form not inconsistent with the Plan as the Board or the Committee, as the case may be, may from time to time determine.

6.7	Use of an Administrative Agent and Trustee.

The Board or the Committee, as the case may be, may in their sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Options granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Options granted under the Plan, the whole in accordance with the terms and conditions determined by the Board or the Committee, as the case may be, in their sole discretion. The Corporation and the administrative agent will maintain records showing the number of Options granted to each Participant under the Plan.

SECTION 7 — GENERAL CONDITIONS

Each Option to be granted or granted to a Participant shall be subject to the following conditions and any other covenants which may bind the Participant, from time to time:

7.1	Employment - The granting of an Option to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. In addition and for greater certainty, the granting of Options to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

7.2

Non-assignability of Option Rights – Each Option granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

7.3

Rights as a Shareholder – Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholders in respect of any Shares covered by such Participant’s Options until the date of issuance of a share certificate or other proof of ownership to such Participant or such Participant’s personal representatives or legatees for such Shares. Without in any way limiting the generality of the foregoing and the provisions of Section 9 hereof, no adjustment shall be made for ordinary course cash dividends or other rights for which the record date is prior to the date such share certificate is issued or such proof of ownership delivered.

7.4

Conformity to Plan – In the event that an Option is granted or an Option Letter is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Options on terms different from those set out in the Plan, the Option or the grant of such Option shall not be in any way void or invalidated, but the Option so granted will be adjusted to become, in all respects, in conformity with the Plan.

7.5	Effect of Termination or Cessation of Employment or Death

7.5.1

Unless otherwise decided, at the time of grant, by the Board or Committee, as the case may be, and subject to Section 6.3 hereof, upon a Participant’s employment or service with the Corporation or a Subsidiary being terminated voluntarily by such Participant (other than a Resignation for Good Reason following a Change in Control), any Option or the unexercised portion thereof granted to such Participant may be exercised by such Participant only for that number of Shares which such Participant was entitled to acquire under the Option pursuant to Section 6.4 hereof on such Participant’s Termination Date. Such Option shall only be exercisable within 90 days after the Participant’s Termination Date or prior to the expiration of the original term of the Option, whichever occurs earlier. Any Option which, at the time of termination of employment, may not be exercised by the Participant pursuant to Section 6.4 hereof, shall be forfeited and cancelled.

7.5.2

Upon a Participant’s employment with the Corporation or a Subsidiary being terminated “for cause”, the Participant’s participation in the Plan shall be terminated and any Option or the unexercised portion thereof granted to such Participant shall be forfeited and cancelled on such Participant’s Termination Date. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. Cause shall include, among other things, gross misconduct, theft, fraud or breach of confidentiality.

7.5.3

Subject to Section 11.1, upon a Participant’s employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for reasons other than for “cause”, any Option or the unexercised portion thereof granted to such Participant may be exercised by such Participant only for that number of Shares which such Participant was entitled to acquire under the Option pursuant to Section 6.4 hereof on such Participant’s Termination Date. Such Option shall only be exercisable within ninety (90) days after the Participant’s Termination Date or prior to the expiration of the original term of the Option, whichever occurs earlier. Any Option which, at the time of termination of employment, may not be exercised by the Participant pursuant to Section 6.4 hereof, shall be forfeited and cancelled.

7.5.4

Upon the death of a Participant, any Option or unexercised part thereof granted to such Participant may be exercised by the legal representatives of the Participant’s estate only for that number of Shares which such Participant was entitled to acquire under the Option pursuant to Sections 6.4 hereof at the time of such Participant’s death. Such Option shall only be exercisable within one (1)year after the Participant’s death or prior to the expiration of the original term of the Option, whichever occurs earlier. Any Option which, at the time of the Participant’s death, may not be exercised by the Participant pursuant to Section 6.4 hereof, shall be forfeited and cancelled.

7.5.5

Subject to Sections 7.5.1 to 7.5.4 hereof, upon the Retirement of a Participant, any Option or unexercised part thereof granted to such Participant may be exercised by such Participant or his/her representative within three (3) years after the Participant’s Retirement or prior to the expiration of the original term of the Option, whichever occurs earlier. The Participant shall also be allowed to exercise Options for which the rights to exercise accrue during such period. However, any unexercised vested Options shall be forfeited and the Participant’s unvested Options shall expire immediately, if:

(a)	during the Participant’s employment with the Corporation or at any time within a two (2) year period following the Retirement, the Participant:

(i)	engages in any activity that directly or indirectly competes with any business carried on by the Corporation;

(ii)

conducts business with, solicits or otherwise attempts to directly or indirectly incite a client of the Corporation with whom he or she conducted business during the course of the twelve (12) months preceding the cessation of his or her employment at the Corporation for the purpose of offering, selling or providing such client with products and services competitive to those of the Corporation; or

(iii)	engages in any other activity which is prejudicial to the interests of the Corporation;

without the prior written consent of the Corporation, which will not be unreasonably withheld; or

(b) during the Participant’s employment with the Corporation or at any time thereafter, the Participant discloses any confidential information, records, intellectual property or other private affairs of the Corporation to any person, without the prior written consent of the Corporation.

7.5.6

Subject to Sections 7.5.1 to 7.5.4 hereof, upon the cessation of a Participant’s employment with the Corporation or a Subsidiary following an injury or disability, any Option or unexercised part thereof granted to such Participant may be exercised by such Participant or his or her representative as the rights to exercise accrue.

SECTION 8 — SHARES SUBJECT TO THE PLAN

8.1

As at January 16, 2020, the maximum number of Shares reserved and available under the Plan for grants of Options and for grants under any other share based compensation arrangements of the Company is limited to 10% of the issued and outstanding Shares, from time to time.

8.2

Shares in respect of which an Option is granted under the Plan and exercised, and Shares in respect of which an Option is granted under the Plan but not exercised prior to the termination of such Option due to the expiration, termination or lapse of such Option or otherwise, shall be available for Options to be granted pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise of the Options shall be so issued as fully paid and non-assessable Shares.

SECTION 9 — ADJUSTMENT TO SHARES SUBJECT TO OUTSTANDING OPTIONS

9.1

In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Option to a Participant and prior to the expiration of the term of such Option, the Corporation shall deliver or cause to be delivered to such Participant, at the time of any subsequent exercise of such Option in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise of such Option, but for the same aggregate consideration payable therefor in the case of Options, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise of such Option.

9.2

In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Option to any Participant and prior to the expiration of the term of such Option, the Corporation shall deliver or cause to be delivered to such Participant, at the time of any subsequent exercise of such Option in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise of such Option, but for the same aggregate consideration payable therefor in the case of Options, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise of such Option.

9.3

If at any time after the grant of an Option to any Participant and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganised or otherwise changed, otherwise than as specified in Section 9.1 or Section 9.2 hereof or, subject to the provisions of Section 11.2 hereof, the Corporation shall consolidate, merge or amalgamate with or into another non-individual Person (the Person resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Organization”), the Participant shall be entitled to receive upon the subsequent exercise of such Option, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor in the case of Options, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Organization (as the case may be) or other consideration from the Corporation or the Successor Organization (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 11.2 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise of such Option.

9.4

If, at any time after the grant of an Option to any Participant and prior to the expiration of the term of such Option, the Corporation shall make a distribution to all holders of Shares of shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the Option Price or the number of Shares to which the Participant is entitled upon exercise of Options shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Options in connection with such distribution, transaction or change.

SECTION 10 — AMENDMENT OR DISCONTINUANCE OF THE PLAN

10.1	The Board may amend the Plan or any Option at any time without the consent of the Participants provided that such amendment shall:

10.1.1	not adversely alter or impair any Option previously granted except as permitted by the provisions of Section 9 hereof;

10.1.2	with respect to an amendment to the Plan, be subject to the approval of the TSX and, where required, any other regulatory approval; and

10.1.3

be subject to shareholder approval, where required by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

10.1.3.1	amendments of a “housekeeping” nature;

10.1.3.2	a change to the vesting provisions of any Option;

10.1.3.3	a change to the termination provisions of an Option, which does not entail an extension beyond the original expiry date, except as provided in Section 6.3 hereof; and

10.1.3.4	any change described in Section 9 hereof.

10.2

Notwithstanding Section 10.1.3, the Board shall be required to obtain shareholder approval, along with the approval of the TSX and, where required, any other regulatory approval, to make the following amendments:

10.2.1

any change to the maximum number of Shares issuable from treasury under the Plan, including an increase to the fixed maximum percentage or a change from a fixed maximum percentage to a fixed maximum number of Shares, other than an adjustment pursuant to Section 9;

10.2.2

any amendment which reduces the exercise price of any Option after the Options have been granted or any cancellation of an Option and the substitution of that Option by a new Option with a reduced price, except in the case of an adjustment pursuant to Section 9;

10.2.3	any amendment which extends the Option Term beyond the original expiry date, except as provided in Section 6.3 hereof;

10.2.4

any amendment which would allow non-employee directors to be eligible for awards under the Plan on a discretionary basis or an amendment which would increase limits imposed on non-employee director participation pursuant to Section 5.5;

10.2.5	any amendment which would permit any Option granted under the Plan to be transferable or assignable by any Participant other than as allowed by Section 7.2;

10.2.6

any amendment which increases the maximum number of Shares that may be issued to (i) Insiders as a group; or (ii) any one Insider, under the Plan or any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Section 9; and

10.2.7	any amendment to the amendment provisions of the Plan.

10.3

The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Options previously granted to a Participant under the Plan.

SECTION 11 – CHANGE OF CONTROL

11.1

Double Trigger – Notwithstanding anything to the contrary contained in the Plan or in an Option Letter contemplated herein, if the Corporation terminates a Participant’s employment for reasons other than for “cause” or a Participant submits a Resignation for Good Reason within twelve (12) months after a Change in Control:

(a)  each exercisable Option or Alternative Award then held by the Participant shall remain exercisable for a period of twenty-four (24) calendar months from the date of termination or resignation, but not later than the end of the Option Term, and thereafter any such Option or Alternative Award shall expire; and

(b) each non-exercisable Option or Alternative Award then held by the Participant shall become exercisable upon such termination or resignation and shall remain exercisable for a period of twenty-four (24) calendar months from the date of such termination or resignation, but not later than the end of the Option Term, and thereafter any such Option or Alternative Award shall expire.

11.2

Alternative Award – In the case that a Successor Organization would result from the Change of Control and unless otherwise previously determined by the Board, each Option, which is not converted into or substituted by an Alternative Award of the Successor Organization, shall become exercisable immediately prior to the consummation of the transaction constituting a Change in Control. For the purposes of this Plan, an “Alternative Award” must, in the opinion of the Board:

a)	be based on shares that are traded on an established Canadian or U.S. securities market;

b)

provide the Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Options, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment; and

c)	have substantially equivalent economic value to such Options (determined at the time of the Change in Control).

SECTION 12 — TAX WITHHOLDING

12.1

Notwithstanding any other provision of this Plan, all distributions or payments to a Participant under the Plan shall be made net of applicable source deductions, unless otherwise permitted by applicable laws. If the event giving rise to the withholding obligation involves a distribution of Shares, then, the withholding obligation may be satisfied by (a) having the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any agent or trustee appointed by the Corporation pursuant to Section 6.7 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being remitted to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

SECTION 13 – CLAWBACK POLICY

13.1	The grants of Options made under this Plan shall be subject to the Corporation’s clawback policies.

SECTION 14 — GOVERNING LAWS

14.1	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

SECTION 15 — EFFECTIVE DATE OF PLAN

15.1

The Plan shall be effective as of January 16, 2020, subject to shareholder ratification. Should any changes to the Plan be required by any securities commission or other governmental body of any province of Canada to which the Plan has been submitted or by any stock exchange on which the Shares may from time to time be listed, such changes shall be made to the Plan as are necessary to conform with such requests and, if such changes are approved by the Board, the Plan, as amended, shall remain in full force and effect in its amended form as of and from that date.

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APPENDIX C

PROPOSED SHARE UNIT PLAN

Enthusiast Gaming Holdings Inc.

SHARE UNIT PLAN

Adopted on November 5, 2020

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Enthusiast Gaming Holdings Inc.

Share Unit Plan

1         PURPOSE AND DEFINITIONS

1.1      Purpose

The purposes of the Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the long term success of the Corporation and the creation of value for its shareholders; and (iii) provide compensation opportunities to attract, retain and motivate persons critical to the long-term success of the Corporation and its subsidiaries.

1.2      Definitions

For the purposes of the Plan, the following terms have the following meanings:

(a)	“Adjustment Factor” means the Adjustment Factor set out in the Grant Notice for an award of Performance Share Units.

(b)	“Affiliate” has the meaning set out in the Business Corporations Act, RSO 1990, c B.16.

(c)	“Applicable Withholdings” means all income taxes and other source deductions required to be withheld by a Participating Company.

(d)	“Board” means the board of directors of the Corporation.

(e)	“Cause” shall include, among other things, gross misconduct, theft, fraud or breach of confidentiality.

(f)

“Change of Control” means, for the purposes of this Plan, an event whereby (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Shares or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally in the election of directors; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; (iv) the Board’s nominees named in the most recent Management Information Circular of the Corporation for election to the Board no longer constitute a majority of the Board as a result of or in connection with: (A) a contested election of directors or (B) a merger, consolidation, reorganization or acquisition involving the Corporation or any of its affiliated entities and another corporation or other entity; or (v) a merger or consolidation of the Corporation is consummated with any other Person, other than (A) a merger or consolidation that would result in the voting securities entitled to vote generally in the election of directors outstanding immediately prior thereto continuing to represent, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, at least fifty percent (50%) of the combined voting power of the voting securities entitled to vote generally in the election of directors of the Corporation or such surviving entity or parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Corporation in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing fifty percent (50%) or more of the combined voting power of the Corporation’s then outstanding securities. For greater certainty, unless the Board decides otherwise, the consummation of any transaction or series of transactions immediately following which the record

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holders of the Shares immediately before such transaction or series of transactions continue, directly or indirectly, to have substantially the same proportionate ownership in any entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions, shall not constitute a Change of Control.

(g)	“Committee” means the committee designated by the Board from time to time to administer this Plan and, in the absence of such a delegation, means the Board.

(h)	“Corporation” means Enthusiast Gaming Holdings Inc.

(i)	“Disability” means the termination of the Participant’s employment at a time when the Participant is eligible for long term disability benefits under the Corporation’s long term disability program.

(j)	“Dividend Performance Share Unit” has the meaning set out in Section 3.2.

(k)	“Dividend Restricted Share Unit” has the meaning set out in Section 3.2.

(l)	“Dividend Share Unit” means a Dividend Performance Share Unit or a Dividend Restricted Share Unit.

(m)	“Eligible Participant” means any consultant, service provider, part-time and full-time employee, director, including non-executive director, or officer of a Participating Company.

(n)

“Fair Market Value” means the volume weighted average trading price of a Share on the Toronto Stock Exchange for the 5 trading days immediately preceding the applicable day. Should Shares no longer be publicly traded at the relevant time such that the Fair Market Value cannot be so determined, the Fair Market Value of a Share shall be determined by the Board in its sole discretion.

(o)	“Grant Date” means the date the Board determines to be the applicable date of grant of a Share Unit.

(p)

“Grant Notice” means a notice of grant substantially in the form set out as Schedule A in the case of Performance Share Units, and substantially in the form set out as Schedule B in the case of Restricted Share Units, each as amended by the Committee from time to time.

(q)	“Grant Term” designates the period of time set out in the Grant Notice for Restricted Share Units.

(r)	“Insider” has the meaning given to this term in the TSX Company Manual, as amended from time to time.

(s)	“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

(t)	“Participant” means any Eligible Participant to whom a Share Unit is granted.

(u)	“Participating Company” means the Corporation, and such of its Affiliates as are designated by the Board from time to time.

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(v)	“Performance Period” has the meaning set out in the Grant Notice for Performance Share Units.

(w)

“Performance Share Unit” means a right granted to an Eligible Participant to receive, as set out in the Plan, upon settlement, a Share or the Share Unit Amount, based on the achievement of the performance criteria set out in the applicable Grant Notice (which in the case of a U.S. Participant must constitute a substantial risk of forfeiture for purposes of Section 83 of the Internal Revenue Code and Section 409A).

(x)

” Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a person shall have a similarly extended meaning.

(y)	“Plan” means this Share Unit Plan, as amended from time to time.

(z)

“Resignation for Good Reason” means, in the context of a Change of Control, the resignation of a Participant following the occurrence of any of the following condition(s), without the prior written consent of the Participant, which condition(s) remain in effect more than thirty (30) days after written notification by the Participant to the Corporation (such notification to be made within a period not to exceed ninety (90) days from the initial existence of the condition): (i) the requirement that the Participant relocate his or her office or home base to a location that is outside a 50-kilometer radius of his or her office or home base immediately prior to the Change of Control; or (ii) the assignment to the Participant of a set of responsibilities and/or the employment or continued employment of the Participant on terms and conditions that are not the Substantial Equivalent of such Participant’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control.

(aa)

“Restricted Share Unit” means a right granted to an Eligible Participant to receive, as set out in the Plan, upon settlement, a Share or the Share Unit Amount, based on the achievement of the criteria set out in the applicable Grant Notice.

(bb)	“Retirement” means a cessation of employment by a Participant who is eligible for retirement under the Corporation’s policies.

(cc)	” Section 409A ” means section 409A of theInternal Revenue Code and the applicable Treasury Regulations issued thereunder.

(dd	“Share” means a common share of the Corporation.

(ee)

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury to one or more full-time employees, officers, Insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, officer, Insider, service provider or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise.

(ff)	“Share Unit” means a Performance Share Unit or a Restricted Share Unit.

(gg)	“Share Unit Account” means the notional account maintained for each Participant to which Share Units are credited.

(hh)	“Share Unit Amount” has the meaning set out in Section 3.3.

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(ii)	“Substantial Equivalent” means, with respect to a Participant:

(i)	a set of responsibilities that are

(A)	commensurate with such Participant’s professional training and experience; and

(B)	in all material respects, equivalent to or better than the set of responsibilities of such Participant; and

(ii)

terms and conditions of employment that include an annual base salary rate, annual cash incentive compensation opportunities and additional compensation and benefits that are overall substantially equivalent to or better than the terms and conditions of employment of such Participant.

(jj)

“Termination Date” means (i) in the event of a Participant’s voluntary termination, the date on which such Participant ceases to be in the office or employ of a Participating Company; (ii) in the event of the termination of the Participant’s employment or office by the Participating Company, the date on which such Participant is informed by the Participating Company, in writing or orally, that his/her services are no longer required; or (iii) such later date as may be directed by the Corporation.

(kk)

“U.S. Participant” means a Participant who is a citizen or permanent resident of the United States of America or a Participant whose Share Unit would otherwise be subject to taxation under the Internal Revenue Code.

(ll)	“Vested Performance Share Unit” has the meaning set out in Section 4.2.

(mm)	“Vested Restricted Share Unit” has the meaning set out in Section 5.1.

(nn)	“Vested Share Unit” means a Vested Performance Share Unit or a Vested Restricted Share Unit.

(oo)	“Vesting Date” means the date or dates designated in the Grant Notice, or such earlier date as is provided for in the Plan or is determined by the Committee.

1.3      Effective Date of Plan

The effective date of the Plan is November 5, 2020.

2         ADMINISTRATION

2.1      Administration of the Plan

Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate and under applicable laws and regulations, this Plan will be administered by the Committee which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Participants; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) determine which Participating Company will grant Share Units; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations as the Committee deems necessary or desirable for the administration of the Plan. Subject to Section 6.2, the Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or

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desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants.

2.2      Governing Law

The Plan shall be governed by and construed in accordance with the laws Ontario and the federal laws of Canada applicable therein.

2.3      Taxes and Other Source Deductions

Notwithstanding any other provision of this Plan, all distributions or payments to a Participant under the Plan shall be made net of applicable source deductions, unless otherwise permitted by applicable laws. If the event giving rise to the withholding obligation involves a distribution of Shares or otherwise does not provide for a payment of cash at the time the withholding obligation arises, then, the withholding obligation may be satisfied by (a) having the appropriate number of such Shares sold by the Corporation or any third party instructed by the Corporation to withhold any Shares, as soon as permissible and practicable, with the proceeds of such sale being remitted to the appropriate governmental authorities, or (b) any other mechanism determined by the Committee as may be required or appropriate to conform with local tax and other rules.

3	SHARE UNITS

3.1      Awards of Share Units

The Board may grant Share Units to Eligible Participants in its sole discretion. The award of a Share Unit to an Eligible Participant at any time shall neither entitle such Eligible Participant to receive nor preclude such Eligible Participant from receiving a subsequent grant of Share Units.

3.2      Crediting of Share Units and Dividend Share Units

Share Units granted to a Participant shall be credited to the Participant’s Share Unit Account effective the applicable Grant Date. From time to time, a Participant’s Share Unit Account shall be credited with Dividend Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units”) in respect of outstanding Performance Share Units or Restricted Share Units (“Dividend Restricted Share Units”) in respect of outstanding Restricted Share Units on each dividend payment date in respect of which normal cash dividends are paid on Shares. Such Dividend Share Units shall be computed as:

(a)

the amount of the dividend declared and paid per Share multiplied by the number of Performance Share Units and Restricted Share Units, as applicable, recorded in theParticipant’s Share Unit Account on the date for the payment of such dividend, divided by

(b)	the Fair Market Value of a Share as at the dividend payment date.

3.3      Settlement of Share Units

Settlement of Share Units may be made, at the option of the Corporation and in its sole discretion, in Shares issued from treasury, Shares purchased from the secondary market by an independent investment dealer designated by the Corporation, in cash or as a combination of these methods.

The Corporation shall settle Vested Share Units within sixty (60) days of their Vesting Date, by, and at the Corporation’s option and in its sole discretion, (i) issuing or providing to the Participant the number of Shares equal to one Share for each whole Vested Share Unit and delivering to the Participant (A) such number of Shares; less (B) the number of Shares with a Fair Market Value equal to the Applicable Withholdings; (ii) the Corporation paying to the Participant an amount in cash (the “Share Unit Amount”)

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equal to: (A) the number of Vested Share Units multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii). In the case of a settlement under section (i), the number of Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the Participant and the net proceeds of such sale remitted by the Corporation to the appropriate taxation authorities. For the avoidance of doubt, in no case will the Corporation settle a Vested Share Unit held by a U.S. Participant later than the date that is the 15th day of the third month following the end of the year in which the Vested Share Unit ceased to be subject to a substantial risk of forfeiture for purposes of Section 83 of the Internal Revenue Code and Section 409A.

3.4	Shares Reserved for Issuance

3.4.1

As at November 5, 2020, the maximum number of Shares issuable from treasury reserved and available under the Plan for grants of Share Units is limited to 4%of the issued and outstanding Shares, from time to time, provided that Shares reserved for issuance pursuant to Share Units which are settled, cancelled or terminated without having been settled shall again be available for issuance under this Plan. In addition, the maximum number of Shares issuable in aggregate at any time under the Plan and any other Share Compensation Arrangement adopted by the Corporation cannot exceed 10% of the Shares issued and outstanding at such time.

3.4.2

Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed Share Compensation Arrangement arrangements result, at any time, in the number of Shares reserved for issuance pursuant to Share Units and/or other units or stock options to any one person exceeding 5% of the issued and outstanding Shares.

3.4.3

Any Insider may not, within a 12 month period, be issued a number of Shares under the Plan and/or under any other Share Compensation Arrangement of the Corporation exceeding 10%of the issued and outstanding Shares.

3.4.4

Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed Share Compensation Arrangement, result, at any time, in the number of Shares issued to or issuable to Insiders exceeding 10% of the issued and outstanding Shares.

3.4.5

The number of Shares that are issuable to non-employee directors under this Plan and any other Share Compensation Arrangement, other than deferred share units issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Shares; or (ii) $150,000 worth of Shares annually per Eligible Participant.

3.5	Effect of Settlement of Share Units.

A Participant shall have no further rights respecting any Vested Share Unit which has been settled in accordance with the Plan.

3.6        Reporting of Share Units

Statements of the Share Unit Accounts will be made available to Participants at least annually.

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4          PERFORMANCE SHARE UNITS

4.1       Vesting Date

Performance Share Units shall vest on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time, provided, however, that additional vesting conditions shall be established with respect to U.S. Participants only to the extent allowable under, and in accordance with, the requirements of Section 409A. Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

4.2       Performance Vesting

The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) is the number of Performance Share Units and Dividend Performance Share Units scheduled to vest on such Vesting Date multiplied by the Adjustment Factor.

4.3       Resignation and Termination for Cause

If the employment or office of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Performance Share Units and the related Dividend Share Units which are not Vested Performance Share Units at the Participant’s Termination Date. All Vested Performance Share Units will be settled as at the Participant’s Termination Date.

4.4       Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of complete months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period. The Participant’s Vested Performance Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Performance Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Performance Share Units and Dividend Performance Share Units which are not Vested Performance Share Units at the Participant’s Termination Date.

4.5       Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of such Participant, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Share Units shall vest immediately prior to the date of the Participant’s death or Disability, based on the number of complete months from the first day of the Performance Period to the date of the Participant’s death or Disability divided by the number of months in the Performance Period. The Participant’s Vested Performance Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Performance Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Performance Share Units and Dividend Performance Share Units which are not Vested Performance Share Units at the date of the Participant’s death or Disability.

4.6       Retirement of Participant

In case of Retirement of a Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall continue to vest and shall be settled at the end of the Performance Period in the same manner as if the Participant had continued employment to the end of the

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Performance Period. The Participant’s Performance Share Units shall be settled within sixty (60) days after their original Vesting Date.

4.7       Termination following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or the Participant submits a Resignation for Good Reason, in each case, within twelve (12) months following a Change of Control, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall vest immediately prior to the Participant’s Termination Date using an Adjustment Factor of 1.0 and shall be settled as at the Termination Date.

5          RESTRICTED SHARE UNITS

5.1       Vesting Date

Each Restricted Share Unit shall vest (“Vested Restricted Share Unit”) on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time, provided, however, that additional vesting conditions shall be established with respect to U.S. Participants only to the extent allowable under, and in accordance with, the requirements of Section 409A. Dividend Restricted Share Units shall vest at the same time and in the same proportion as the associated Restricted Share Units.

5.2      Resignation and Termination for Cause

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation for Cause, the Participant shall forfeit all rights, title and interest with respect to Share Units and Dividend Share Units which are not Vested Restricted Share Units at the Participant’s Termination Date.

5.3       Termination Without Cause

If the employment of a Participant is terminated by the Corporation without Cause, a pro-rata portion of the Participant’s unvested Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of months from the first day of the Grant Term to the Termination Date divided by the number of months in the Grant Term. The Participant’s Vested Restricted Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Restricted Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Share Units which are not

Vested Restricted Share Units at the Participant’s Termination Date.

5.4       Death or Disability of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant, a pro-rata portion of the Participant’s Restricted Share Units and related Dividend Share Units shall vest immediately prior to the date of the Participant’s death or Disability, based on the number of months from the first day of the Grant Term to the date of the Participant’s death or Disability divided by the number of months in the Grant Term. The Participant’s Vested Restricted Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Restricted Share Units shall be settled not later than the date provided in the last sentence of Section 3.3. The Participant shall otherwise forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Restricted Share Units which are not Vested Restricted Share Units at the date of the Participant’s death or Disability.

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5.5       Retirement of Participant

In case of Retirement of a Participant, all of the Participant’s Restricted Share Units and related Dividend Share Units shall continue to vest and shall be settled at the end of the Grant Term in the same manner as if the Participant had continued employment to the end of the Grant Term. The Participant’s Restricted Share Units shall be settled within sixty (60) days after their original Vesting Date, provided, however, in the case of a U.S. Participant such Vested Restricted Share Units shall be settled not later than the date provided in the last sentence of Section 3.3.

5.6      Termination Following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Cause or if the Participant submits a Resignation for Good Reason, in each case, within twelve months following a Change of Control, all of the Participant’s Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date and shall be settled as at the Termination Date.

6	GENERAL

6.1      Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Shares, the Committee will make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to (i) the number or kind of shares or other securities on which the Share Units and Dividend Share Units are based; and (ii) the number of Share Units and Dividend Share Units; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares.

6.2      Amendment, Suspension, or Termination of Plan

The Committee may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body.

The Board may from time to time, in its absolute discretion and without the approval of the shareholders of the Corporation, make the following amendments to the Plan or any Share Unit:

6.2.1

any amendment to the vesting provisions of the Plan and any Grant Notice, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the Vesting Date or the settlement of a Share Unit;

6.2.2

any amendment to the Plan or a Share Unit as necessary to comply with applicable law or the requirements of the applicable stock exchange or any other regulatory body having authority over the Corporation, the Plan or the shareholders of the Corporation;

6.2.3

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

6.2.4	any amendment respecting the administration of the Plan; and

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6.2.5	any other amendment that does not require the approval of the shareholders of the Corporation including.

Shareholder approval will be required for the following amendments:

6.2.6

amendments to the number of Shares issuable under the Plan, including an increase to a fixed maximum number or percentage of Shares, or a change from a fixed maximum percentage to a fixed maximum number of Shares;

6.2.7	any amendment expanding the categories of Eligible Participant which would have the potential of broadening or increasing Insider participation;

6.2.8	any amendment that may increase limits imposed on non-employee director participation;

6.2.9	any amendment which would permit the Share Units granted under the Plan to be transferable or assignable other than as set out in Section 6.5.

6.2.10	amendments to this Section 6.2; and

6.2.11	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as a Share Unit or any rights pursuant thereto remain outstanding. In such a case, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or the Share Units it would be entitled to make if the Plan were still in effect.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended; provided that, where such amendment or modification is materially adverse to the holder, the consent of the holder is required to effect such amendment or modification.

6.3       Unfunded Plan

To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

6.4       Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

6.5       Transferability of Awards

Rights respecting Share Units and Dividend Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

6.6       No Special Rights

Nothing contained in the Plan or in any Share Unit or Dividend Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by, or service relationship with, a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate that employment or service relationship or to increase or decrease the compensation of the

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Participant. Share Units and Dividend Share Units shall not be considered Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares, nor shall any Participant be considered the owner of Shares by virtue of his or her ownership of Share Units or Dividend Share Units.

6.7       Awards are Intended to be Exempt from Section 409A

All Share Units and Dividend Share Units granted under the Plan are intended to be exempt from the requirements of Section 409A and each such award shall be interpreted and construed accordingly.

6.8       Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.9       No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares.

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SCHEDULE A

ENTHUSIAST GAMING HOLDINGS INC.

(the “Corporation”)

SHARE UNIT PLAN

FORM OF GRANT NOTICE FOR PERFORMANCE SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Corporation’s Share Unit Plan effective November 5, 2020 (the “Plan”) and in consideration of services provided to any Participating Company by the Participant, the Corporation hereby grants to the Participant ____________________ Performance Share Units under the Plan.

All capitalized terms not defined in this Grant Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Adjustment Factor for the Performance Share Units is determined as follows:

●

The Adjustment Factor for performance between the numbers set out above is interpolated on a straight line basis.

The Vesting Date for this award is _______________________. The Performance Period for the award is _______________________ to _______________________.

The granting and settlement of these Performance Share Units and any related Dividend Performance Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant all of which are incorporated into and form a part of this Grant Notice. For greater certainty, the Participant authorizes the sale of a sufficient number of Shares to pay Applicable Withholdings on the settlement of any Performance Share Units.

DATED

ENTHUSIAST GAMING HOLDINGS INC.

Per:

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SCHEDULE B

ENTHUSIAST GAMING HOLDINGS INC.

(the “Corporation”)

SHARE UNIT PLAN

FORM OF GRANT NOTICE FOR RESTRICTED SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Corporation’s Share Unit Plan effective November 5, 2020 (the “Plan”), and in consideration of services provided to any Participating Company by the Participant, the Corporation hereby grants to the Participant _________Restricted Share Units under the Plan.

All capitalized terms not defined in this Grant Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Vesting Dates for this award are _______________________, [as to one third (1/3), _______________________, as to an additional one third (1/3) and _______________________, as to the final one third (1/3)]. The Grant Term for this award is _______________________, to _______________________.

The granting and settlement of these Restricted Share Units and any related Dividend Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which has been provided to the Participant, all of which are incorporated into and form a part of this Grant Notice. For greater certainty, the Participant authorizes the sale of a sufficient number of Shares to pay Applicable Withholdings on the settlement of any Restricted Share Units.

DATED
ENTHUSIAST GAMING HOLDINGS INC.

Per:

1

APPENDIX D

LIST OF COMPANY DIRECTORSHIPS

Other than as outlined below, none of the other current members of the Board at the date hereof serve as directors in other public companies.

LIST OF COMPANY DIRECTORSHIPS FOR ADRIAN MONTGOMERY

Reporting issuer (or equivalent)
MJardin Group, Inc.

LIST OF COMPANY DIRECTORSHIPS FOR MICHAEL BECKERMAN

Reporting issuer (or equivalent)
Bluerush Inc.
Points International Ltd.

LIST OF COMPANY DIRECTORSHIPS FOR ALAN FRIEDMAN

Reporting issuer (or equivalent)

AIM3 Ventures Inc.
AIM4 Ventures Inc.
Eco (Atlantic) Oil & Gas Ltd.
Goldplay Exploration Ltd.
Osino Resources Corp.
RG One Corp.